5/22



03050815

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Mobistar

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS



PROCESSED
JUN 03 2003
THOMSON
FINANCIAL

FILE NO. 82- 4965 FISCAL YEAR 12-31-02

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 5/28/03

Annual Report 2002


mobistar
part of the Orange group

> 2002

Mobistar is still *jumping* for joy

The Belgian mobile telephony market has almost caught up with that of other European countries – the mobile phone penetration rate in Belgium is today approximately 78% – and Mobistar, one of Belgium's best known brand names, has greatly contributed to this increase.

The communication campaign launched in 2001, featuring people jumping into the air expressing optimism and dynamism, was continued in 2002, and they have good reason to still be jumping: Mobistar has done even better in 2002 in terms of profit, recognition factor and commercial success than in previous years.

Profit: by 30 June 2002, Mobistar had made its first net half-yearly profit, a performance, which was confirmed in the second half of the year. The net profit for the 2002 financial year was 102.4 million euros, quite an achievement in such an unfavourable economic environment. Over the same period, Mobistar proved that it could generate a positive cash flow, achieving this one year earlier than initially foreseen. For the year 2002, Mobistar's consolidated free cash flow reached 144 million euros.

Recognition factor: the success of a brand is based, amongst other things, on the general public's ability to name it spontaneously. Mobistar is one of those pioneering brands, with a recognition factor of over 93%.

Commercial success: today, Mobistar has 2,305,390 customers, 6.5% more than in 2001, 75,000 of which are net new customers since 1 October, the date on which mobile number portability came into force, a challenge that Mobistar has risen to with great success.



The key to 2002

> the market

Belgium is catching up with telephony markets in other countries. With over 8.1 million SIM cards in circulation, the penetration rate for mobile phones in Belgium has now reached 78%, up by 4% compared with the previous year. Mobistar has done even better, increasing their number of active customers for mobile telephony, by 6.5%, to 2,305,390 in a year.

Since the introduction of mobile number portability on the 1 October 2002, Mobistar has attracted 75,000 new net customers. No other mobile telephony operator has done as well. On 31 December 2002, Mobistar had a market share for mobile telephony (active customers) of 32% compared to 31% a year earlier.

> profitability

After having achieved its first positive result for mobile telephony at 31 December 2001, Mobistar's profitability was confirmed in 2002. On 30 June last year, Mobistar announced its first net half-yearly profit. The company's profitability improved even more in the second half-year, so much so that by 31 December 2002, Mobistar could boast of having achieved, in line with its forecasts, net annual consolidated profits of 102.4 million euros, or 1.64 euros per share. For that same period, Mobistar proved that it could generate a positive cash flow, a year earlier than initially foreseen. For the year 2002, Mobistar's consolidated free operating cash flow reached 144 million euros.

Investors greeted this performance with enthusiasm. Between July and December 2002, the price of Mobistar shares went from 14 to 23 euros (+ 64%) on Euronext (the Brussels stock exchange) while, over the same period, the index of leading Belgian shares (Bel 20) dropped by 38%. Mobistar shareholders have every reason to be pleased.

> communication

Mobistar communicates with its customers and with its employees. The "jumping for joy" campaign of 2001 was continued in 2002. This campaign, greeted enthusiastically by many professionals in the world of communication, emphasises the values that Mobistar believes to be essential: reliable, honest, straightforward, optimistic, dynamic, refreshing, and friendly.

These values are echoed throughout Mobistar's communication, both externally and internally. Mobistar wants to have a straightforward open relationship with its customers and its employees. Mobistar's objective is to promote the use of telephone services, furthering freedom and personal development.

> products

Mobistar is part of the Orange Group, a pioneer in the field of mobile telephony in Europe. Today, Orange focuses on seeking synergies and improving the profitability of its existing operations. In this regard, Mobistar is in a good position: it has, amongst other things, outperformed its profitability objectives and is one of the most popular brands in Belgium.

Mobistar continues to make great strides in terms of segmenting its customer base in order to better meet their needs, with the launch of packages such as Tempo My Friends, Mobistar Family and Flexo My Choice.

While in the USA they are only just discovering text messaging, in Europe and in Belgium, in particular, the product is becoming ever more popular. In 2002, Mobistar customers sent on average over 2.5 million of these short messages (SMS) daily, a figure that has doubled over the last two years. Mobistar, who is one of the pioneers of SMS, rolled out yet another innovation in 2002 with the development of premium SMS, value added SMS messages which enable services and information to be delivered at the user's request (voting by SMS, weather information, sports results...). Mobistar is ready for the next step in the evolution of SMS: MMS or Multimedia Messaging Service, which lets customers send sound and pictures as well as text. This service was launched at the start of 2003.

Mobistar was the first operator in Belgium to adopt GPRS technology. Mobistar's GPRS network, which covers 99% of the population in Belgium, has been extended abroad thanks to a number of roaming agreements. Today, Mobistar customers can use GPRS on the networks of 13 operators in 12 countries in Europe.

Mobistar has also had considerable success in the business sector. Mobistar's Office Zone concept lets business mobile phone users pay for their communications at fixed-line telephony prices when they are at work, thus promoting mobility and contacts. Similarly, for the increasingly large number of companies that use both fixed-line and mobile telephony, Mobistar has launched an integrated product called Virtual Private Network & Fleet, which is proving hugely successful.



>table of content

part one

> letter to shareholders

2002 was a year of challenges, as I said it would be in last year's report. Challenges are made to be met and I have every reason to be happy with the way things have gone.

2002 was a challenging year and a year of innovations, but also a year of slowing growth and increasing competition. Despite this less favourable environment, we again strengthened our market share but above all, for the first time in Mobistar's short existence, and earlier than forecast, we made a net profit, reported a positive free operating cash flow and significantly reduced our level of debt.

This performance was greeted enthusiastically on the Brussels stock exchange, where our share price rose by 20% on an annual basis while, over the same period, the stock market was going through a third year of decline. The icing on the cake was Mobistar's entry to the Bel 20 index in November 2002. This was certainly a challenge we rose to admirably.

To do so, we had to look at all aspects of the management of the company. We focused on the quality of our customer base and the resulting revenues, rather than on quantity. We explored new sources of revenues, such as Data activities, which now form a significant share of our income from voice communication. Lastly, Mobistar managed to align its cost structure with best industry practice in Europe: thanks to the opening of some forty projects as part of a programme called Mobistar@Future, we have kept a tight rein on costs.

The famous mobile phone number portability, talked about for so long, became a reality in the fourth quarter of 2002. Historically an important player on the mobile telephony market in Belgium, we often heard people say, "I would be happy to move over to Mobistar, but I do not want to change my mobile phone number". Portability has removed that obstacle and the figures prove that what we were hearing was a reality. 75,000 net new customers joined us during the last three months of 2002. Mobistar is the only mobile phone operator to have benefited from portability. And that's another test we have passed with flying colours.

For the last two years, we have been part of the Orange Group and a number of synergies have been deployed and have borne fruit: in the field of roaming in particular, in purchasing, and also in the development of new products and services. The efforts we have made to establish our brand have thus been amply rewarded and confirmed their profitability.

Achieving profitability was actually our main objective. We are in a strong position, as I have already said, but the situation in the sector and in the economy in which we are operating is tough. We made a commitment not to spend more in 2002 than in 2001. And we kept to it.

We adapted our organisation and our cost structure and managed to weather the turbulence in the telecom sector, and all without a restructuring plan when so many in the sector were having to do so.

One year is over, another is just beginning. In 2003, we intend to pursue the course we marked out in 2002, strengthening our position in the Belgian market and persuading customers to take advantage of our new products and services. MMS (Multimedia Messaging Service), launched at the start of 2003 will give new impulses to the use of Data applications in the residential market. And for business customers, Mobistar is exploring new horizons with great potential, such as developing machine-to-machine applications.

In 2003, Mobistar will have to get ready for the introduction of 3G technology which will ensure growth over the longer term. The legal framework has become more accommodating, in that it will favour controlled evolution towards the new world of UMTS.

In this same spirit of enterprise and continual creativity, Mobistar will face new challenges with confidence.

Bernard Ghillebaert
Managing Director







Management
and Control

> the Board of Directors
Claude Benmussa
Alex Brabers
Martial Caratti
Gérard de Maupéou
Philippe de Vicq
Benoît Eymard
Francis Gelibter
Bernard Ghillebaert
Michel Huet
Michael Latimer
Jean-Marie Laurent-Josi
Brian Mackay
Philippe Mc Allister
Sparaxis N.V./S.A. represented by Louis Tordeurs
S.R.I.B. / G.I.M.B. represented by Serge Vilain
Jan Steyaert
Telindus Group
Wilfried Verstraete
Simon Duffy

> the Executive Committee
Jan Steyaert (chairman)
Jean-Marie Laurent-Josi
Martial Caratti
Bernard Ghillebaert
Francis Gelibter
Benoît Eymard

> the Audit Committee
Alex Brabers (président)
Martial Caratti
Simon Duffy
Jean-Marie Laurent-Josi
Jan Steyaert

> the Remuneration Committee
Norbert von Kunitzki
Michael Latimer
Philippe de Vicq
Bernard Ghillebaert
Wilfried Verstraete
Sparaxis N.V./S.A. represented by Louis Tordeurs

> the Management Committee
Bernard Ghillebaert (Head of Mobistar Group)
Yves Bazin (Head of Customer Technology Solutions)
Yves Cochet[1] (Head of Customer & Partner Services)
Bernard Buyat[2] (Head of Customer Services Operations)
Anne-Catherine De Decker (Head of Quality & Corporate Programs)
Reggy-Charles Degen (Head of Human Resources & Hotelling Services)
Paul-Marie Dessart (Head of Legal & Regulatory)
Jacques Recourdon (Head of Marketing & Communication)
Jacques Robert[1] (Head of Information Systems)
Hans Swaeb (Head of BU Personal Solutions)
Pol Vanbiervliet (Head of BU Professional & Corporate Solutions)
Martine Verluyten (Head of Finance)

(1) Messrs Yves Cochet and Jacques Robert left Mobistar's Management Committee on the 31/12/2002
(2) Mr. Bernard Buyat joined Mobistar's Management Committee on the 01/01/2003



The Management Committee



10
9
8
1
7
6
3
5
2
4

> 1 Bernard Ghillebaert
Head of Mobistar Group

> 2 Yves Bazin
Head of Customer Technology Solutions

> 3 Bernard Buyat
Head of Customer Services Operations

> 4 Anne-Catherine De Decker
Head of Quality & Corporate Programs

> 5 Reggy-Charles Degen
Head of Human Resources & Hotelling Services

> 6 Paul-Marie Dessart
Head of Legal & Regulatory

> 7 Jacques Recourdon
Head of Marketing & Communication

> 8 Hans Swaeb
Head of BU Personal Solutions

> 9 Pol Vanbiervliet
Head of BU Professional & Corporate Solutions

> 10 Martine Verluyten
Head of Finance

> Mobistar

an excellent stock market performance and entry to the Bel 20

After seeing their price drop in the first quarter of 2002 – as did all the shares in the telecom sector – Mobistar' shares then proceeded to recover, ultimately performing very well even in a somewhat depressed market.

Over the year as a whole, Mobistar' shares have clearly out-performed the rest of the sector. Their *price went up by more than 20% on an annual basis.* Analysts believe there are three main reasons:

> Mobistar surprised and delighted the financial community during the first half of 2002, by making a net profit and achieving a positive cash flow for the first time in its history, earlier than forecast.
> the second reason is more technical because it is linked to the way the Brussels stock market operates. By October 2002, it was evident that *Mobistar would take the place of GIB in the* Bel 20. The news was confirmed on 11 November 2002.
> lastly, Mobistar took the financial community by surprise for a second time in the year by revising its profit projections considerably upwards, which led to a marked rise in share price.

This progression meant that Mobistar was in a position to announce excellent results in 2002 – as shown in this report – when the sector and the economic environment as a whole were hardly flourishing. Its performance clearly shows that Mobistar's "fundamentals" will enable the company to pursue a path of growth and profit increases over the coming years.

Forecasts were able to be turned into reality in 2002 with Mobistar announcing net earnings per share of 1.64 euros, considerably exceeding market expectations. This performance was due in large part to the fact that the monthly turnover per customer (Average Revenue Per User or ARPU) continued to grow in 2002. Over the same period, Mobistar saw its global cost of gaining new customers go down and the company kept operating expenses under tight control. These three factors obviously had a positive impact on the profit and loss account. EBITDA (Earnings Before Interest, Taxation, Depreciation and Amortisation) for mobile business reached 35.7% of turnover. Consolidated EBITDA rose to 33.5% of recurrent earnings. Lastly, Mobistar closed the 2002 financial year with a consolidated free operating cash flow of 144 million euros, greatly reducing its net debt, which went from 861 to 717 million euros.



Human Resources

> Mobistar@Future

The Mobistar@Future programme was set up with the aim of increasing profitability for Mobistar. Against this background, the number of Team Members *decreased from 1,851 to 1,716 during the year. The reduction was achieved* thanks to the implementation of a more stringent recruiting process from September 2001. Internal mobility was encouraged and external recruitment was severely restricted.

An employee satisfaction survey that Mobistar carries out every 2 years showed in 2002 a rise in the proportion of Team Members saying that they are happy to be working for Mobistar. The satisfaction rate was going from 83% in 2000 to 84% in 2002.

Nineteen different nationalities are represented amongst Team Members. Mobistar also has a higher proportion than average of female employees, 36% of Team Members are women. The average age remains fairly young, at 33.5 years.

> hotelling Service

Team Members are pampered at Mobistar. Since 2000, they have had a true hotel service at their disposal in the form of a reception counter, a kind of "lobby", called Human Resources and Hotelling Services (HR/HS). Here they have access to a whole range of information and services aimed at making their life more comfortable within the company *and helping them to balance their* personal and professional lives more easyly.

Staff really appreciates this care: on average, the HR/HS service receives some 1,550 calls a week.

> build, run, interact

A new internal organisation was set up at the end of 2002. This truly original concept was the result of lengthy, careful consideration.

In a market where almost everyone has a mobile phone, Mobistar believes that the Customer Experience is what makes one operator stand out from the others, guaranteeing the company's growth. A number of think tanks were set up in March 2002. Their mission was to look into how we could better serve our customers in terms of organisation and quality, as well as price.

They decided that we should focus on three areas: **build, run** and **interact.**

> **build**: ensure that Mobistar products and services are well built, by aligning and optimising all development activities so that they better meet customer needs.
> **run**: make sure "operations" run smoothly, by aligning and optimising all the activities that contribute to ensuring the quality and continuity of products and services once customers are using them.
> **interact**: ideal interaction with customers consists of seizing every *commercial opportunity* where Mobistar comes into contact with them, while ensuring the loyalty of those customers.

The new strategy has resulted in a new organisational design that affects almost every department within the company. It should be fully implemented during 2003 and should enable Mobistar to do an even better job of meeting customer needs, and thus better facing up to competition.

Management principles:
> open communication
> integrity and equal opportunities
> participation
> *continuous improvement of people and organisations*
> empowered individuals

> the telecom market



With almost 7.3 million active customers on 31 December 2002, mobile telephony today touches the lives of over 70% of Belgians; a penetration level that by far outstrips that of fixed-line telephony. Mobistar has 2,305,390 active customers, an increase of 6.5% compared with the year before, representing a market share of 32%.

Mobile number portability, introduced on 1 October 2002, has had a positive impact. Mobistar was the only operator to acquire new customers thanks to the introduction of this liberalisation measure. In the fourth quarter of 2002, Mobistar attracted 75,000 new customers, 19,000 of which were taking advantage of portability.

Tempo customers represent 70% of Mobistar's customer base. The system of prepaid cards, introduced by Mobistar in 1996, is hugely successful today.

After several years of intensive investment in infrastructure, equipment and people, the mobile telephony market in Belgium is now fully mature. At Mobistar, this maturity goes hand-in-hand with profitability. The fact that the mobile phone market is close to its saturation point does not mean that there is no potential. On the contrary, if so many Belgians now have a mobile phone, this means that they have a tool enabling them to use the products and services that a company like Mobistar can offer to increase their mobility and freedom, as well as their profitability in business. SMS, GPRS, mobile access to the Internet or to databases are all still in their infancy, both in terms of customers' private and work lives.

Strategy and marketing: brand, products and services

> a brand vision

In 2002, Mobistar further strengthened its brand identity, making it even more attractive to potential and existing customers. In this way, Mobistar wants to create a better future, where everyone can communicate and have access to information whenever, however and wherever they want.

We have a clear vision of the future. We provide our customers with the means of communication to talk to others and access information whenever, however and wherever they like. This is an aim that we have pursued since the very beginning.

The launch of the Tempo card, which brought mobile telephony to many more people, is a prime example. Tomorrow we'll take it even further, providing users with more applications and services so that they can surf the Internet, for instance, or make purchases via their mobile phone.

> the residential market: segmentation

Mobistar is approaching customers in an increasingly segmented way. Having identified the market segments with the greatest potential, Mobistar then offers them the products best suited to their needs. Tempo AfterSchool and Mobistar Family are the best examples.

> tariff plans

Tempo AfterSchool: a formula perfectly suited to the most demanding of customers – young people. With Tempo AfterSchool, they can make calls at half price after school hours.

Mobistar Family: getting families to talk, by sharing monthly call time between all the members of a family.

Flexo My Choice: Flexo is a contract formula with which the user only pays for what he uses, with no subscription or activation charge. With My Choice, the Flexo customer can opt for the reduction of his choice, up to a maximum of 25%, on calls to any other network.

> mobile phones and the family

The popularity of means of telecommunication changes over time. In 2002, Mobistar commissioned a survey from INRA, a market research institute. The results show that Belgians have more than one mobile phone per household, that more and more of them are swapping their fixed-line phone for a mobile phone, or opting for the complete package: one or more mobile phones, a fixed-line and a fast Internet connection.

The survey also shows that the mobile phone is today a real link between family members. As a result, in mid-2002, Mobistar came up with a new product specially tailored to families: Mobistar Family. The rate of calls within one family can be very high. The mother is usually the hub of all family communication, while the children make a large number of their calls outside the family. Mobistar Family was designed to meet the needs identified in the survey.

The INRA survey also shows that only 27% of Belgian households have solely a fixed-line phone, a percentage that has been dropping steadily since 1999. The percentage of Belgian households that has a fixed line and one or several mobile phones remains stable at 23%. On the other hand, more and more Belgian households no longer use a fixed line, relying exclusively on a mobile phone: these users accounted for 6% in 1999, 8% in 2000, 15% in 2001, and 21% today. Finally, the percentage of Belgian households that has the full range of equipment (fixed-line, mobile phone and Internet) is rising and has now reached 25%.

A large number of "young" households (with the head of the household being under 35) are planning to get rid of their fixed line and go entirely "mobile": 33% of young couples, 24% of young families. In this market segment, a fixed line should soon become the exception for voice communication.

Moreover, the number of households with no mobile phone continues to decline steeply and the number of households with more than one mobile phone is rapidly increasing: 5% in June 1999, 17% in June 2000, 27% in June 2001, and 34% by June 2002. This trend is especially noticeable amongst young couples and young families.



> multimedia services

Mobistar continued to develop its multimedia services in 2002. During the year, Mobistar was a great market innovator, bringing together the best partners to provide a large selection of applications that really do meet their customer's needs. Today, Mobistar has an impressive range of products:

> **SMS and flat-rate SMS:** text messaging is still growing fast. It has become a fully-fledged method of communication in its own right, and is now used by more and more people. Mobistar offers SMS for Optimum and Flexo customers, at a flat rate of 0.10 euro at both peak hours and off-peak hours

> **SMS via www.mobistar.be:** via the Mobistar website users can send group text messages and contact everyone at the same time

> **e-Mobile:** a new Mobistar service that lets users connect a PDA (Personal Digital Assistant) to the GPRS network. With e-mobile, Mobistar brings its customers the benefits of the most up-to-date means of communication: they can surf the Internet, send e-mails, download information via Wap and much more

> **Chat-Box:** Chat Box was launched in September 2002. This service lets the customers chat on their mobile phone, wherever and whenever they want: they can chat, natter or hold forth on the subjects of their choice, in discussion forums, within a group of friends or in a private conversation with another person

> **Mobile Mail:** a service that lets you know by SMS that you have new messages. No need to go home, to school or to the office anymore to deal with your e-mail

> **SMS-Voting:** Mobistar attaches a lot of importance to its customers' views. They can vote by SMS on how useful they found a project, action or service

> **SMS-Premium:** in developing Data services, Mobistar has significantly extended its relationship with external partners that supply content. The number of open accesses has consequently increased from 100 to 314 in a year. A model for income sharing with our partners was implemented in order to ensure future developments and a wider range of products and services for our customers.

> Mobistar Center

have been certified

Right from the start, Mobistar has attached great importance to the quality and continual improvement of its services. Mobistar was the first telecom operator in Belgium to be certified, for all of its processes. At the end of 2002, we decided to extend this quality approach to our Mobistar Center. The network of Mobistar Center – there are over 140 of them – is the cornerstone of Mobistar distribution. Mobistar Center target individual customers and liberal professions. These shops specialise in Mobistar products and services and also supply a wide range of mobile phones and accessories. For such a point of contact with our customers, certification was therefore an important milestone.

In December 2002, this first attempt turned out to be a masterstroke and our newly certified Mobistar Center met with another success. The Mobistar Center network is one of the first distribution networks in Belgium to be granted ISO 9001 certification. This undoubtedly represents a huge competitive advantage on the Belgian market.

The reasons we received the certification are numerous. The auditors were particularly approving of the monthly Forums that bring together Mobistar Center representatives and their contacts at Mobistar. This type of practice ensures a constructive dialogue and positive work dynamic within the framework of a classic franchise system.

Of course, certification is not an end in itself. On the contrary, it paves the way for new business opportunities, new ways of operating and new improvements that we will then build upon and deploy more extensively.

> Mobistar Corporate Solutions

Mobistar continues to successfully pursue growth in the business segment. Turnover for this area grew by 20% and the company acquired a significant market share in this segment.

Business customers are particularly interested in our convergence strategy, that comprises both Voice and Data mobile solutions, and to which a fixed-line element is added. This means that corporate customers can enjoy functional and commercial advantages such as Office Zone and VPN, as well as integrated solutions for mobile Data transmission.

Mobistar will continue to vigorously pursue this strategy, as it has proved to be successful to date.

> Office Zone

In the field of voice telephony, this evolution is amply illustrated by the Office Zone application, launched by Mobistar in 2000, which combines the advantages of fixed-line telephony and mobile telephony, producing immediate tangible results in the form of increased ease of use and lower bills. Today, many companies use the Office Zone application of Mobistar.

> GPRS

Together with convergence, mobile Data transmission is perceived by Mobistar as the central plank of its development. In May 2001, Mobistar was the first Belgian operator, and one of the first operators in Europe, to launch GPRS applications aimed at businesses – "Pocket Office" and " Office Access". The interest shown by companies in mobile Data transmission has prompted Mobistar to focus its development efforts in the field of Data transmission via mobile applications. During 2002, Mobistar supplied GPRS applications in collaboration with numerous partners – Telindus, Sybase, SAP, Ernst & Young, HP, PricewaterhouseCoopers and many others have all worked with Mobistar.

In addition to the use of GPRS for administrative processes, we have seen significant growth in the use of "machine-to-machine" applications (telemetry, automobile and other automated processes...).

> products and services aimed at business

In 2002, Mobistar launched several new products and continued on the path of marketing innovations that testify to the company's vitality, and to its willingness to do its utmost to meet customer needs while fulfilling its objectives – selling products that promote the mobility and freedom of individuals, in both their professional and private lives:

> **Mobile Data:** over 250 projects using GPRS technology are in progress within companies, and thousands of users are making their lives easier by "going mobile" in their daily activities
> **Business Quality Program:** the guarantee of an unrivalled network and service 24 hours a day, 7 days a week
> **Split Billing:** business and private calls are split up and billed separately
> **Pocket Office:** this service lets you check and send e-mails whenever you like, update your diary and download documents from a portable PC, PDA (Personal Digital Assistant) or mobile phone
> **Virtual Private Network & Fleet:** fixed-line and mobile telephony integrated in a single network
> **Connection Manager:** a programme for the automatic configuration of phones to the Internet and the company Intranet
> **Office Zone Advantage:** free calls between colleagues within a company, mobile telephony at fixed-line prices for calls made inside the same zone as the company, with all the advantages of mobile calls.

> mobile number portability

In October 2002, Mobistar was able to take advantage of mobile phone number portability to attract new business customers. The effects were immediate: from the very first month, the number of business contracts rose by 50% compared with the same period in 2001.





The Network and Operations

> targeted improvement of coverage

As in previous years, in 2002, Mobistar continued to strive to provide its numerous customers with a network of unrivalled quality. Mobistar has a GSM 900 and DCS 1800 network that covers over 99% of the Belgian population.

The number of cells deployed in Belgium rose from 5,874 on 31 December 2001 to 6,586 on 31 December 2002. Particular efforts were made in the field of highly targeted improvements in coverage, especially along main roads and in large urban centres. Communications quality was a key objective for all Mobistar technicians and engineers: the rate of dropped calls (calls cut off due to poor coverage or poor network quality) was further reduced by 10%, thanks in particular to the implementation of a new process of network optimisation and the deployment of new sites. Call congestion problems were also brought under control in 2002, proving that the Mobistar network has also achieved a level of maturity.

> excellent quality perception

Efforts in this area are bearing fruit. Customer satisfaction surveys reveal a continual improvement in Mobistar's results over the past few years: our customers perceive our coverage to be excellent and such a perception is one of our greatest assets against our competitors. In 2002, for the first time in its existence, Mobistar subscribers awarded the company top marks for the quality of its network and coverage. This perception is essential to Mobistar's strategy, which consists in encouraging customers to make greater use of its mobile services.

> text messages and GPRS

Mobistar has made major efforts to support the spectacular growth in the use of SMS (Short Message Service). Here too, investment has been necessary to meet customer demand: in a year Mobistar has doubled the capacity of its SMS platforms.

After 2001, the year in which GPRS technology was rolled out on the entire Mobistar network, 2002 was a year of consolidation and continuing improvement. All our engineers received general advanced training to ensure that they were perfectly familiar with GPRS. In parallel, all the tools required for the control and analysis of GPRS traffic was introduced. The quality of the GPRS service we offer our customers has improved noticeably as a result, enabling new applications based on this technology to see the light of day.

> building permits and site sharing

Mobistar has again come up against certain obstacles in the deployment of its network. The procedures for granting building permits, essential to the continuing development of the Mobistar network, remain onerous. Mobistar continues to strive to inform the general population and explain the situation to the highest *federal, regional and local authorities.*

Of course, in deploying its network, Mobistar has continued to encourage site sharing with other operators. Cooperation of this type, which is required under Belgian legislation, results in major savings in deployment costs. Today, the three operators share 652 Mobistar sites. Similarly, Mobistar intends to maximise the use of existing sites for the deployment of its UMTS third generation network.

> roaming

Thanks to its links with the Orange Group, Mobistar has been able to strengthen its position in the field of roaming. Roaming agreements, which enable Mobistar customers to use the networks of other operators when travelling abroad, were extended in 2002. For voice telephony and text messaging, 116 countries and some 226 operators throughout the world allow Mobistar customers to use their networks. As for GPRS, Mobistar is the Belgian operator that gives its customers the widest choice, thanks to agreements with 13 operators in 12 European countries. Of course, customers of operators with which Mobistar has made roaming agreements can use the Mobistar network when they are in Belgium. This represented an important source of income for Mobistar in 2002.

Environment and Health

Mobistar has always pursued a policy of openness in the deployment of its network, which involves trying to deal with the concerns of residents and users. In 2002, Mobistar continued to organise information meetings on the deployment of mobile phone networks and health, aimed at the regional and local authorities as well as the general population.

> mobile phones and health

Independent scientific research into the effects of electromagnetic radiation from antennas indicates that they present no danger to the population. Mobistar is aware of public fears and takes great care to keep abreast of current knowledge on the propagation of electromagnetic waves. This rigorous approach ensures that Mobistar installations conform to the standards in force in Belgium.

In December 2000, the federal government and regional ministers approved the introduction of a standard governing exposure to mobile phone antennas. This framework did not however make the procedure for obtaining development permits any easier. In 2002, specific difficulties persisted in certain regions, even though the initiatives taken in 2001 by mobile phone operators, meeting under the auspices of the GOF (GSM Operators' Forum), have borne some fruit.

> urban development

Urban development and the visual effects of mobile phone antennas are also sensitive issues to which Mobistar gives special consideration. The law of 2 January 2001 now governs the principle of site sharing. This law, introduced by the federal government, was intended to facilitate the optimisation of existing infrastructure.

Mobistar and the other Belgian operators complied with these legal obligations:

> to maximise site sharing
> to create a database containing all sites
> to undertake broad consultation for each new request.

Mobistar has always given preference to existing infrastructure (towers, water towers, pylons belonging to other service provides such as Electrabel, the SNCB or the Belgian Army, etc.). For third generation network deployment, Mobistar will give priority to the reutilisation of sites already used for the mobile phone network.

In this way, Mobistar hopes to respond to the growing needs of its customers, offering them a reliable, high-quality network, as well as to the demands of the Belgian authorities to develop an information society worthy of the name in Belgium.



The legal and regulatory environment

> delayed deployment of UMTS

Mobile phone operators in Belgium approached the relevant Minister together so as to request that the introduction of 3G services in Belgium again be postponed. The Minister for Telecommunications, Rik Daems, has agreed to their request to defer for a year the deployment of UMTS, the third generation of mobile telephony.

The decision has had three direct consequences for Mobistar:

> the initial requirement to launch products and services using 3G technology on to the market by September 2003 at the latest has become an obligation to introduce 3G technology in Belgium within that same time frame
> the obligation to offer 3G coverage to 30% of the Belgian population has been postponed for 9 months. As a result of the minister's decision, this obligation has been set back to the end of December 2005
> lastly, subsequent coverage requirements (40 and 50%) have also been deferred by 9 months, to the end of December 2006 and end of December 2007 respectively.

The operators considered that too much uncertainty surrounded the launch of the UMTS (delays in delivering certain infrastructure components, lack of availability and compatibility of terminals). The additional time granted to mobile phone operators should enable them to launch the UMTS in Belgium under more favourable conditions. It does not, however, cast any doubt over the future of this technology.

> mobile number portability

The portability of telephone numbers became a reality at the start of the fourth quarter of 2002. Since then, mobile phone users have been able to change from one operator to another without changing their call number. This now means that the initial digits of call numbers (0495, 0496...) no longer guarantee the identification of the operator.

> significant market power (SMP)

Mobistar has received notification of its SMP (Significant Market Power) position on the mobile market from the IBPT (Belgian Institute of Postal Services and Telecommunications). Mobistar is the second Belgian mobile phone operator to be named a powerful operator. Mobistar has thus been recognised as an important player and an operator that has shaken up the mobile telephony market enabling users to fully benefit from liberalisation.

Such recognition obviously has consequences: Mobistar has entered into discussions with the IBPT to examine the basis for their decision and to analyse practical steps forward and how they can be implemented.

> EIR membership

The EIR (Equipment Identity Register) is an international database that enables mobile phones identified by their IMEI (International Mobile Equipment Identity) number to be blocked. Specifically, an operator who has joined the EIR system can block the functioning of a mobile phone that has been reported stolen by passing its IMEI number to the central database. This means that the stolen phone cannot be used either on that operator's network or on the networks of any of the other operators that have joined the system.

Mobistar decided to join the EIR at the end of 2002. The system is now operational for all Mobistar customers.

> quality

Since its beginnings, Mobistar has had a reputation for attaching huge importance to striving for quality and operational excellence. These efforts were rewarded in 1998 when Mobistar was the first telecommunications operator in Belgium to be granted ISO certification for all of its procedures.

The distinction is not awarded permanently: quality and operational excellence are long-term projects that require ongoing attention. During 2002, Mobistar again passed the reviews (carried out by experts from the Lloyds Register of Shipping) with flying colours.

In December 2002, Mobistar renewed its efforts in terms of quality and certification and was able to obtain certification for its franchised distribution network. The Mobistar Center network is one of the first distribution networks in Belgium to be granted ISO 9001 certification, which undoubtedly represents a huge competitive advantage on the Belgian market.

Lastly, in November 2002, Mobistar was named "Quality Manager 2002" by the VCK (Vlaams Centrum voor Kwaliteitszorg), following the EFQM (European Foundation for Quality Management) model.



Annual report 2002

part two

part two

Corporate Governance

1. Composition of the Board of Directors

The Board of Directors can comprise a maximum of 18 directors, according to article 13 of the company's articles of association; its composition is regulated by a shareholders' meeting of 17 September 1998. This agreement does not allow the appointment of independent directors. No age limit applies to the Board of Directors. The new article 524 of the Belgian Code requires the nomination of at least three independent directors (introducted in the new Corporate Governance law of August 2nd 2002, see infra). The company will start discussions with its shareholders in order to comply with this law before January 1st 2004.

Name	Function	Main function	End of mandate
C. Benmussa [1][3]	Director	Director Management Control (FT)	2002
A. Brabers	Director	Senior Investment Manager (GIMV - Gewestelijke Investeringsmaatschappij voor Vlaanderen)	2005
M. Caratti [1]	Director	Financial Director- International 2 (Orange)	2005
G. de Maupéou [1]	Director	International Director (Wanadoo)	2005
Ph. de Vicq	Director	Director (Gevaert)	2005
B. Eymard [1]	Director	Director of Operations and Development (FT)	2005
F. Gélibter [1]	Director	Director of International Finance (Orange)	2005
B. Ghillebaert [1][2]	Executive Director	Managing Director (Mobistar)	2005
M. Huet [1]	Director	Director International External Relations (FT)	2005
M. Latimer [1]	Director	Executive Vice-President-International 2 (Orange)	2005
J.-M. Laurent-Josi	Director	Director (COBEPA)	2005
B. Mackay [1]	Director	International Marketing Director (FT)	2005
Ph. Mc Allister [1]	Director	Legal Director (Orange)	2005
Sparaxis [4]	Director		2005
SRIB/GIMB [5]	Director		2005
J. Steyaert	Director	Director (Telindus Group)	2005
Telindus Group [6]	Director (President)		2005
W. Verstraete [1]	Director	Financial Director (Wanadoo)	2005
Simon Duffy [1][3]	Director	Financial Director (Orange)	2003

(1) Directors representing the majority shareholder (Wirefree Services Belgium, formerly France Telecom Participations Belgium).
(2) Directors responsible for day-to-day management.
(3) Mr Claude Benmussa handed in his resignation at the meeting of 16 October 2002. The Board of Directors co-opted Mr Simon Duffy to fill the vacancy. Mr Duffy has presented his resignation from the Board of Directors on February 18th 2003.
(4) The Sparaxis company is connected with SRIW (Société Régionale d'Investissement de Wallonie) and is represented by Mr Louis Tordeurs (Vice-President SRIW).
(5) The SRIB/GIMB is represented by Mr Serge Vilain (President).
(6) The Telindus Group is represented by Mr Norbert von Kunitzki.

It should be noted that the shareholders' agreement of 17 September 1998 stipulates "the parties undertake to refrain from nominating candidates for positions within the bodies and committees of the company if these persons already hold mandates that are incompatible with the mandate to be executed within the company". Apart from this principle, there are no other rules concerning the position of Director.

The mandate of director is carried out without payment (unless otherwise decided by the general meeting). The company provided its directors with no remuneration or benefits in kind related to the 2002 financial year linked to their mandates as directors.

Agreements exist between the various companies of the France Télécom Group and the company, concerning the services of staff from companies of the France Télécom Group to the benefit of the company. The company has also signed a management contract with the Telindus Group for the services of Mr Jan Steyaert to the company.

2. Functioning of the Board of Directors

The Board must meet at least six times a year. The most significant subjects discussed by the Board of Directors in 2002 were :

> company strategy;
> the budget and long-term financial planning;
> the operational situation;
> major projects.

The management of the company systematically provides the directors, before each board meeting, with a presentation document containing all the information and details required to deal with the items on the agenda (including the main points listed above).

Monitoring of the evolution of Mobistar Corporate Solutions and Mobistar Affiliate subsidiaries is based on the complete integration of these companies into the organisation and the reporting processes used by Mobistar.

The articles of association stipulate that, in principle, the resolutions of the Board of Directors are to be taken by majority vote. However, the shareholders' agreement of 17 September 1998 states that certain decisions can only be approved if not more than one director votes against it; this agreement also includes additional rules regarding budget approval.

At its meeting on 20 February 2002, the Board of Directors confirmed the final appointment of the Telindus Group, represented by Mr Norbert von Kunitzki as Chairman of the Board of Directors. Mr Bernard Ghillebaert was appointed managing director that same meeting. A clear distinction has therefore been made between the function of the chairman of the Board of Directors and the function of managing director.

3. Committees set up by the Board of Directors

a. The Executive Committee

The Board of Directors has set up an Executive Committee. The extent of the powers and the functioning of the Executive Committee have been established in a set of internal regulations. Certain important matters that are explicitly listed in the regulations (such as drafting the annual budget, decisions involving a major modification of the budget, the appointment of board members and other such matters) require the Executive Committee to seek prior consultation with the Board of Directors.

The members of the Executive Committee are: Messrs Jan Steyaert (Chairman), Jean-Marie Laurent-Josi, Martial Caratti, Bernard Ghillebaert, Francis Gélibter and Benoît Eymard. The Executive Committee met four times in 2002.

b. The Audit Committee

The Audit Committee is made up of five directors: Messrs Alex Brabers (Chairman), Martial Caratti, Jean-Marie Laurent-Josi and Jan Steyaert. The nomination of the fifth director is to be confirmed. The committee's job is to assist the Board of Directors in its responsibilities concerning the integrity of the company's financial information and, in particular, in supervising the financial reports, the internal audit, the external audit, internal control and financial relations between the company and its shareholders. The Audit Committee met three times in 2002.

c. The Remuneration Committee

The Remuneration Committee is made up of six directors. The articles of association state that the job of this committee is to assist the Board of Directors in establishing the level of remuneration for company executives (Chairman, Managing Director, CEO and persons reporting directly to them). The members of the Remuneration Committee are Messrs Norbert von Kunitzki, Michael Latimer, Philippe de Vicq, Bernard Ghillebaert, Wilfried Verstraete and the company Sparaxis S.A. represented by Mr Louis Tordeurs. The Remuneration Committee met twice in 2002.

4. Day-to-day management

Mr Bernard Ghillebaert was appointed Managing Director on 20 February 2002 and he deals with the day-to-day management of the company.

There is also a Management Committee within the company, which normally meets each week, whose members have the power to legally commit the company, either by the signature of two of them, or by the signature of one of them together with a director. With the exception of Mr Bernard Ghillebaert (General Manager of the company), each member of the Management Committee is the head of one of the organisation's departments.

The members of the Management Committee are:

Bernard Ghillebaert	(Head of Mobistar Group)
Yves Bazin	(Head of Customer Technology Solutions)
Yves Cochet [1]	(Head of Customer & Partner Services)
Bernard Buyat [2]	(Head of Customer Services Operations)
Anne-Catherine De Decker	(Head of Quality & Corporate Programs)
Reggy-Charles Degen	(Head of Human Resources & Hotelling Services)
Paul-Marie Dessart	(Head of Legal & Regulatory)
Jacques Recourdon	(Head of Marketing & Communication)
Jacques Robert [1]	(Head of Information Systems)
Hans Swaeb	(Head of BU Personal Solutions)
Pol Vanbiervliet	(Head of BU Professional & Corporate Solutions)
Martine Verluyten	(Head of Finance)

[1] Messrs Yves Cochet and Jacques Robert left Mobistar's Management Committee on the 31/12/2002

[2] Mr. Bernard Buyat joined Mobistar's Management Committee on the 01/01/2003

In addition to the members of the Management Committee, certain company executives also have the power of signature for day-to-day commitments for their sector of responsibility according to the procedures published in the notes to the « Moniteur Belge ».

5. Policy for allocation of profits

The company confirms that it intends to pursue a policy of attractive dividends while taking into account the company's financial requirements.

It should, however, be pointed out that the company is subject to certain restrictions that affect its capacity to pay dividends within the framework of a credit agreement with a consortium of banks.

6. Relations with and between shareholders

The company's founders (Wirefree Services Belgium S.A. and the Telindus Group) concluded a contract before the company was constituted in order to define how they would cooperate once the company was established (agreement of 26 May 1995 and codicil of 18 December 1995).

Furthermore, a shareholders' agreement was concluded on 31 July 1996, amended and complemented by the shareholders' agreement of 17 September 1998. There is also another agreement, dated 31 July 1996, in which certain private (minority) investors agreed to share the prerogatives granted to them in the first shareholders' agreement.

Following the Transparency Declaration of March 5th 2003, the number of shares held by the shareholders who were part of the shareholder agreement mentionned above has considerably changed versus the year end situation as presented in annex VIII G of Mobistar's annual accounts.

Indeed, Cippar, KBC Bank, KBC Assurances, GIMV and GEBEMA have sold their entire stake i.e. 4,794,129 shares. Cobema, Regio and Wallonie Télécommunications have sold 381,899, 408,631 and 1,500 shares respectively. This increases the public float from 15,574,080 to 21,160,239 shares i.e. 33.85% of the total share capital.

This Transparency Declaration also states that there no longer exists consultation between the members of the Consortium (currently composed of Cobema, Regio and Wallonie Télécommunications), Bruficom and Wirefree Services Belgium.

New Law on Corporate Governance

The Law called *Corporate Governance* "Law of 2 August 2002, amending Belgian Company Law and the Law of 2 March 1989, regarding the publicising of important interests in companies quoted on the stock exchange and regulating take-over bids" appeared in the *Moniteur Belge* of 22 August 2002. This law makes several amendments to Belgian Company Law. The main changes concern the following points: :

1. Compulsory appointment of an individual representative from companies that hold directors' posts (art. 61 Belgian Company Law);
2. Extended time period for calling a Shareholders' Meeting in quoted companies and introduction of a written procedure (art. 533 onwards. Belgian Company Law);
3. Reinforcement of certain measures aimed at guaranteeing the independence of auditors (art. 133 and 134 Belgian Company Law);
4. Legalisation of the delegation of powers by the Board of Directors to a management committee (art. 524bis Belgian Company Law);
5. Reinforcement of the procedure for preventing conflicts of interest in the context of intra-group transfers (art. 524 Belgian Company Law).

Moreover, the new law amends the law concerning the publicising of important interests in quoted companies. The amendment generally reinforces checks and sanctions.

Mobistar is taking the necessary steps in order to comply with the new law.

In accordance with article 61 of Belgian Company Law, Sparaxis, SRIB/GIMB and Telindus Group have appointed a permanent representative (this was placed on record by the Board of Directors at their meeting on 16 October 2002).

In addition, it will be proposed at the next Shareholders' Meeting that certain amendments to the company's articles of association be adopted, in particular in view of the setting up of a Management Committee, in accordance with article 524bis of Belgian Company Law.

Management report (consolidated and non-consolidated)

1. Key events 2002

1. Evolution of the mobile market

By the end of 2002, the penetration level in the mobile telephony market in Belgium had reached 78.3%, compared with 75% a year earlier. This reduced growth, compared with growth rates in previous years, confirms that the market has reached maturity, as expected.

In terms of active customers, Mobistar strengthened its competitive position with a market share of 32% compared with 31% at the end of 2001.

The number of active customers (excluding suspended customers) totalled 2,305,390, equivalent to a growth of 6.5% since 31 December 2001.

The division of active customers between prepaid and postpaid remains stable at 70/30.

On the first October 2002, the Minister of Telecommunications gave the go-ahead for mobile number portability, enabling mobile subscribers to change operators while keeping the same number. Number portability has proved very favourable for Mobistar. On 31 December 2002, the company recorded a net influx of 18,692 numbers on their books.

2. Development of products and services

Mobile products and services

Mobistar continued to strive to attract new customers, to increase their loyalty and that of existing customers by offering services that meet their expectations and thus encourage them to use their mobile phone more frequently and for new uses. Some of the high-points in the development of products, services and sales offers were :

- **The launch of Tempo My Friends** : based on the concept of encouraging prepaid customer loyalty, the Tempo formula allows users to enjoy a 10% discount on calls to up to three numbers of their choice depending on how long they've been with Mobistar
- **Mobistar Family** : a formula specially designed for families, Mobistar Family is based on sharing monthly call time between family members
- **Flexo My Choice** is an addition to the Flexo package launched in 2001, enabling the Flexo customer to enjoy discounts of up to 25% on calls to any network.

In the Mobile Data field, Mobistar confirmed its position as a leader and innovator with several additions to its GPRS range: flat-rate GPRS for business customers, and GPRS roaming thanks to agreements with 13 operators in 12 European countries. Mobistar has also developed GPRS solutions in collaboration with other leading companies.

In August 2002, Mobistar launched e-Mobile, a GPRS mobile Data transmission service aimed at residential customers. E-Mobile subscribers can have access to their private e-mail and all essential information on their PDA, via a direct, permanent Internet connection.

In November 2002, with Mobile Mail, Mobistar provided all its residential customers (both pre- and postpaid) with an e-mail address free of charge, enabling all its customers to send and receive e-mails from their mobile phone.

Non-mobile activities

Mobistar pursued its strategy of streamlining its mobile Data activities, focusing on the development of convergence solutions rather than new acquisitions in the fixed-line Data transmission segment.

In the fixed-line segment, Mobistar's turnover grew by 32.5%.

This segment principally concerns:

(1) The reseller market, where Mobistar has focused its marketing efforts on a limited number of key players in order to have more control over this activity
(2) The ISP (Internet Service Provider) market, which experienced consolidation around a smaller number of players in 2002

3. Distribution

The Mobistar Center chain, granted ISO 9000 certification in 2002, remains the unchallenged strong point of the company's distribution strategy. Three new Mobistar Center were opened in the Brussels and Ghent regions, and 24 independent points of sale were integrated into the network, bringing the total number of Mobistar Center to 140.
The main strands of the distribution strategies initiated by Mobistar in 2001 focused on:

> re-configuring the distribution landscape and reducing the number of points of sale
> segmenting each point of sale depending on their sales potential
> placing more emphasis on exclusive distribution
> increasing the sales share in non-exclusive distribution channels

4. Development of the network

The difficulties faced in 2001 and 2002 in obtaining building permits diminished during the fourth quarter following the effective application of new legislation by local government. Mobistar continued to deploy its 2G and 2G+ networks, focusing particularly on roaming, major roads, industrial estates and indoor coverage. Today, 652 Mobistar sites are the subjects of sharing agreements between the three operators.
Mobistar pursued its densification policy with the deployment of additional cells, bringing their number to 6,586 on 31 December 2002.

This investment also translated into improved network quality. The customer satisfaction rate, in terms of the perceived quality of the network, ranks Mobistar at the very top.

At the end of 2002, the Minister of Telecommunications announced his intention to postpone for one year the deployment of the UMTS, the third generation of mobile telephony.

The new timetable is as follows:
> introduction of UMTS technology by 15 September 2003;
> 30% coverage of the population by 1 January 2006;
> requirement to provide 40 % coverage by the end of December 2006 and 50% by the end of December 2007.

The Minister made his decision upon consultation with the operators who believed that too much uncertainty surrounded the launch of the UMTS (delays in delivering certain infrastructure components, lack of availability and compatibility of terminals). The extra time granted to mobile telephone operators should enable them to launch the UMTS in Belgium under more favourable circumstances. It in no way casts doubt over the future of the technology.

5. Entry of Mobistar shares to the BEL 20 Index

In November 2002, Mobistar joined the BEL 20. This entry to the reduced circle of 20 leading shares on the Brussels stock exchange had a favourable impact on the daily number of shares changing hands, which went from 26,000 to 105,000.

For the year as a whole, Mobistar shares have performed well, rising by over 20%.

6. Important events after closure of the financial year

On 21 January 2003, Mobistar was named an SMP ("Significant Market Power") by the Minister of Telecommunications, in the mobile and interconnection markets on which, according to the calculations of the IBPT, the "Institut Belge des Postes et Télécommunications", Mobistar has market shares of at least 25%. This event represents formal recognition of Mobistar's important position in the mobile telephone market in Belgium. It is the IBPT's responsibility to inform Mobistar of the requirements that the company must meet in order to comply with its new status. It is to be noted that these often include requirements, for companies named SMP's, in terms of cost orientation, non-discrimination and tariff transparency.

2. Comments on the consolidated accounts and the financial performance of the Mobistar group

The consolidation scope encompasses the parent company (Mobistar S.A.) and the wholly owned subsidiaries, Mobistar Corporate Solutions and Mobistar Affiliate. The consolidation method applied is that of global integration.

1. Results

Despite an economic climate that has hardly been favourable to the telecommunications sector, Mobistar has exceeded its profitability objectives and confirmed its excellent results for the first half of the year, closing the 2002 financial year with a substantial net profit and free operating cash flow. This enabled the Group to replenish its shareholders equity to 68.9 million euros and to carry out a significant reduction of its debt in the order of 17%.

This favourable development is linked to significant growth in earnings combined with tight cost control.

Consolidated turnover went from 865.8 million euros to 997.5 million euros, an increase of 15.2%. The turnover for the mobile business , which represents 93% of the total consolidated turnover, increased by 14.3%: from 811.3 million euros to 927.8 million euros. The turnover for Fixed/Data business has increased by 29.9 %, rising from 57.5 million euros to 74.7 million euros.
Mobistar Corporate Solutions was responsible for 5% of the total turnover.

In October 2002, Mobistar reduced by 7% the cost of terminating calls on its network coming from other operators (MTR, Mobile Terminating Rate). Despite this measure, the ARPU (Average Revenue Per User) continued to rise, reaching a total of 33.5 euros per month per active customer. The ARPU increased both for prepaid cards (at 16.6 euros per customer) and for contracts (at 62.4 euros).

Even more than in previous years, Mobistar's Data activities contributed to the overall turnover of mobile communication.

In total, earnings generated by mobile Data transmission represented 12.5% of the Group's turnover for 2002, or 4.2 euros per month per active customer, which is in line with forecasts.

SMS still represents a large part of this activity: in December 2002, Mobistar customers sent over 79 million text messages. The penetration level of SMS in the customer base is up to 55% for prepaid and 67% for postpaid.

Mobistar has also energetically pursued the development of value-added SMS applications, such as the downloading of ringtones and logos for mobile phones, voting by SMS and games. 2002 has been the year of the emergence of SMS Premium with an annual volume of 22 million, accounting for 11.6% of SMS earnings.

Mobistar is now offering a full range of services with the introduction of colour to its WAP site and by providing its entire customer base with applications using GPRS technology.

Moreover, against the background of a mature market, Mobistar has focused on retaining and increasing the value of its existing subscriber base, while maintaining a strong presence in the area of customer acquisition.

Mobistar's positive results today are also, to a great extent, linked to strict cost control.

In order to ensure such expenditure control, Mobistar has implemented a major cost control programme, Mobistar@Future. This consists of some 40 specific initiatives undertaken to ensure profitability and to respect Mobistar's commitments to shareholders, while maintaining the position acquired over previous years in terms of network and customer service quality.

Thanks to this programme, the company has significantly reduced its operating costs while ensuring continual growth in earnings.

Consolidated operating expenses, which were 865.1 million euros, rose to 879.5 million euros, or annual nominal growth of 1.7%, almost nil in real terms.

The Mobistar group has an EBITDA of 33.5 % of the turnover for telephony. At 316.8 million euros, this figure represents growth in the EBITDA of 104.8 %. At the end of 2002, the Group had a net profit of 102.4 million euros compared with a net loss of 30.5 million euros at the end of 2001. This is conclusive proof of Mobistar's ability to keep its promises. Net earnings per share are 1.64 euro, 14 eurocents above last years forecasts.

The EBITDA for mobile business again saw a very positive progression, going from 173.8 million euros in 2001 to 313.7 million euros in 2002. It represented 35.7% of the turnover for mobile telephony in 2002. The very first net profit achieved at the end of 2001 (0.5 million euros) has been fully confirmed a year later: at the end of 2002, mobile business showed a net profit of 114.5 million euros.

The contribution of Fixed/Data business to the EBITDA of the Mobistar Group became positive, at 3.1 million euros, compared with a negative contribution of 19.2 million euros the previous year. This activity showed a net negative result of 12.1 million euros, representing a significant improvement of 60.8 % compared to a net loss of 30.9 million euros in 2001.

Consolidated operating income grew from 16.3 million euros in 2001 to 154.2 million euros for the year under review.

Exceptional expenses for the year, at 1.8 million euros, arose from the scrapping of fixed assets (0.5 million euros in amortization) and capital losses on realisation of equipment (1.3 million euros).

Consolidated net profit for 2002 amounted to 102.4 million euros, compared to a loss of 30.5 million euros sustained in 2001.

2. Balance sheet

The consolidated balance sheet total amounts to 1,043.3 million euros.

Fixed assets amounted to 846.0 million euros, or 81.1% of total assets. The share of fixed assets relating to Mobistar Corporate Solutions stands at 4.4% and mainly relates to the deployment of MAN networks.

Goodwill of 14.3 million euros relating to Mobistar Affiliate is posted under positive consolidation differences and depreciated over a period of 10 years as from June 2001.

Current assets amounted to 197.3 million euros, comprised mainly of receivable amounts of 120.7 million euros and short-term deposits of 27.5 million euros.

Balance sheet liabilities are comprised of:

> shareholders' equity that has once more become positive at 68.9 million euros, comprised of capital of 431.9 million euros, negative consolidated reserves of 363.6 million euros, capital subsidies of 0.5 million euros and an issue premium of 0.1 million euros;

> long-term loans associated with financing, amounting to 656.5 million euros;

> loans payable within one year, amounting to 268.9 million euros.

3. Comments on 2002 annual accounts for Mobistar S.A.

1. Income statement

Turnover for the 2002 financial year amounted to 947.6 million euros, an increase of 14.3% compared with the previous year. This growth must be seen in the light of the factors outlined in section 2 above.

Capitalized production, representing research and design costs for the new sites required for the deployment of the UMTS network, amounted to 9.5 million euros during the year under review.

Other revenues, amounting to 86.0 million euros, represent income from rebilling, mainly for services provided by Mobistar in its capacity as a "shared services centre" for its subsidiaries Mobistar Corporate Solutions and Mobistar Affiliate.

Operating expenses were kept under control. They rose slightly (+2,6%), amounting to 874.8 million euros, and can be broken down as follows:

> purchases and supplies for an amount of 343.9 million euros, covering mainly interconnection costs (63.0% of the total compared with 55.6% in 2001). The balance is made up mainly of costs associated with technical operation of the network, leased lines and the cost of mobile phone and SIM card sales;

> miscellaneous goods and services for a total of 232 million euros, a decrease of 6.1% compared with the previous year;

> remuneration and social security costs for an amount of 130.8 million euros compared with 120.6 million euros the previous year;

> depreciation and write-offs on formation expenses, intangible and tangible assets (155.7 million euros) ;

> write-offs on receivables and stocks (5.8 million euros, a marked reduction compared with 12.8 million euros in 2001);

> other operating expenses totalling 6.7 million euros, compared with 3 million euros in 2001.

The EBITDA of Mobistar S.A. grew by 87% compared with the previous year, amounting to 322.7 million euros.

Operating earnings amounted to 168.3 million euros, compared with 39.3 million euros the previous year, thanks to the combined effect of an increase in turnover and the stability of operating expenses.

Investment income generated during the financial year amounted to 10.3 million euros, compared with 4 million euros in 2001, and comes mainly from term deposits made possible by the favourable level of liquid assets generated by the business of the company.

Financial charges for the year amounted to 54.2 million euros after incurring interim interest of 0.7 million euros. In 2001, these charges amounted to 49.5 million euros after deduction of 3.5 million euros in interim interest.

In order to align, in its non-consolidated accounts, the accounting treatment reserved, in the consolidated accounts, for the positive consolidation difference on its subsidiary Mobistar Affiliate, Mobistar has posted under exceptional expenses, a decrease in the value of its holding in this subsidiary. The depreciation charge follows the same schedule as the depreciation of goodwill over a period of 10 years in the consolidated accounts. This depreciation amounts to 1.5 million euros for the financial year, compared with 0.7 million euros in 2001 where it was calculated prorata temporis from the time when the subsidiary was included within the scope of consolidation.

The balance of exceptional expenses is a result of the scrapping of fixed assets (0.5 million euros in amortization) and capital losses on realisation of equipment (1.3 million euros).

At the end of 2002, Mobistar had a positive net income for the year. This profit amounted to 121.1 million euros compared with a loss of 6.9 million euros in 2001.

2. Balance sheet

The company balance sheet total amounted to 1,093.5 million euros at 31/12/2002 compared with 1,198.3 million euros a year earlier, or a drop of almost 9%.

A quick glance at the balance sheet shows that, under assets, this evolution is the result of a drop in current assets (which went from 25.8 to 17.8% of the balance sheet total) and, under liabilities, of a substantial reduction in debts which went down by almost 19% from the end of one financial year to the next, while, through appropriation of the profit for the year, equity capital increased appreciably.

Fixed assets are comprised of:

> intangible assets amounting to 389.8 million euros, mainly relating to GSM and UMTS operating licences and computer developments.

> tangible assets amounting to 406.7 million euros relating to network infrastructure, equipment and value-added services.

> financial assets amounting to 102.7 million euros, relating mainly to the holdings and amounts receivable in the wholly owned subsidiaries, Mobistar Corporate Solutions and Mobistar Affiliate.

Current assets amounted to 194.1 million euros, a decrease of 37.2% compared with 2001. This evolution is a result of the following factors:

> a considerable reduction in stock levels to 12 million euros, or 38.2% less than at 31/12/2001;

> a consequent reduction in debts payable within one year at 138.9 million euros, or a drop of 37.5% in a year;

> short-term investments of 27.5 million euros;

> liquid assets and accruals of 15.7 million euros.

Balance sheet liabilities are comprised of:

> capital and reserves amounting to 124.8 million euros (3.7 million euros at the end of 2001), comprised of paid-up capital of 431.9 million euros, accumulated losses of 307.7 million euros, capital subsidies of 0.5 million euros and an issue premium of

0.1 million euros. As a result of accumulated losses, the company remains under the application of article 633 of Belgian Company Law. The procedure stipulated in this article has been followed;

> long-term loans of 654.4 million euros, a decrease of 20.8% compared with 2001 through the combined effects of the increase in contractual repayments due during the year (88.7 million euros at the end of 2002 compared with 63.2 million euros at the end of 2001), advance repayments made during the year of 90.9 million euros, and an increase in subordinated loans of 7.3 million euros;

> commercial debts payable after more than one year amounting to 2.1 million euros;

> debts payable within one year amounting to 264.6 million euros, a decrease of 19.3% compared with 31 December 2001, comprised of:

- short-term financing of 90.8 million euros
- commercial debts amounting to 127.2 million euros, a reduction of 35.7%
- tax, salary and social security debts of 46.4 million euros
- other debts of 0.2 million euros
- adjustment accounts of 47.6 million euros.

3. Lawsuits

Since 1997, certain municipalities and two provinces in Belgium have introduced local tax measures enabling them to levy taxes on GSM pylons, masts and antennas in their areas. Mobistar is contesting the legality of these taxes before the Council of State and the Courts of First Instance (Tax Chamber).

In the light of these appeals and in accordance with the option chosen at the closure of the previous financial year, the total of the taxes recorded, with the addition of interest on overdue payments calculated at the legal rate, is entered under balance sheet assets and liabilities for a total of 5.6 million euros at the close of the year.

4. Outlook

In a market that is reaching maturity with a penetration rate of almost 80%, Mobistar retains absolute confidence in the future of the sector and in its potential for growth.

Mobistar's strategy in 2003 will first and foremost be to consolidate its market share of mobile voice telephony, a business that generates the bulk of Mobistar's income. Efforts to develop the quality and loyalty of the customer base will focus on better understanding customer needs and improving the quality of products and services offered to them. Early figures generated by number portability are clear signs of reasons to be confident. Mobistar is indeed the only Belgian operator to gain from this new competitive dynamic. Mobistar will also benefit from the fact that voice communication is increasingly migrating to the mobile networks. This phenomenon should act as a natural spur to the growth in the volume of calls made by Mobistar customers in voice telephony. For 2003 Mobistar expects revenues to increase by approximatively 10%.

Mobistar's vision is that mobile Data transmission and multimedia services should constitute an increasing source of earnings. In this spirit, Mobistar launched MMS (Multimedia Messaging Service) at the end of January 2003. This innovative application, which perfectly complements SMS, will give a new impetus to the growth of Data applications. Mobistar is also exploring other vectors of growth, such as the development of machine-to-machine applications and banking applications.

With regard to the UMTS, following the decision to delay its introduction taken by the Minister of Telecommunications, Mobistar now has a little more time to prepare for the launch of this technology and related services.
The investment involved in deploying such technology is considerable, but the new timetable established by the authorities should enable the operators to undertake the investment with the prospect of earlier potential earnings.

Mobistar will continue to focus strongly on cost management and to strive to improve operational efficiency, reduce its need for working capital and optimise capital expenditure with the aim of continuing to increase value to shareholders.
For 2003 we expect capital expenditure within a bracket of 160 and 175 million euros and net income to increase by 50%.

5. Justification for the application of continuity accounting rules

In accordance with the provisions of article 96-6 of Belgian Company Law and as a result of the losses incurred from the launch of the company, the Board of Directors must justify the application of accounting principles based on the assumption of going concern.

Mobistar is now a profitable company with a substantial positive free cash flow a year earlier than forecast. Equity capital has thus been considerably replenished during the 2002 financial year.

On the basis of the company's financial position, its forecasts and funding possibilities, the Board of Directors believes that the application of continuity accounting rules is justified.

6. Information on additional tasks entrusted to the auditor

During the 2002 financial year, no additional tasks were carried out by companies with which the auditor has professional links.

Annual accounts Mobistar S.A.

2002

Balance Sheet

Assets

	2002 In thousand €	2001 In thousand €
FIXED ASSETS	899 387	889 359
I **Formation expenses** (NOTE I)	**176**	**38**
II **Intangible assets** (NOTE II)	**389 827**	**385 523**
III **Tangible assets** (NOTE III)	**406 688**	**424 835**
A. Land and buildings	128 747	119 153
B. Plant, machinery and equipment	235 878	255 915
C. Furniture and vehicles	31 021	40 530
E. Other tangible assets	11 042	9 237
IV **Financial assets** (NOTE IV and V)	**102 696**	**78 963**
A. Affiliated enterprises	102 542	78 809
1. Participating interests	21 343	22 883
2. Amounts receivable	81 199	55 926
C. Other financial assets	154	154
1. Shares		
2. Amounts receivable and cash guarantees	154	154
CURRENT ASSETS	194 107	308 908
VI **Stocks and contracts in progress**	**11 975**	**19 385**
A. Stocks	11 975	19 385
4. Goods purchased for resale	11 975	19 385
VII **Amounts receivable within one year**	**138 942**	**222 148**
A. Trade debtor	128 083	210 715
B. Other amounts receivable	10 859	11 433
VIII **Investments** (NOTE V and VI)	**27 500**	**50 400**
B. Other investments and deposits	27 500	50 400
IX **Cash at bank and in hand**	**559**	**3 515**
X **Deferred charges and accrued income** (NOTE VII)	**15 131**	**13 460**
TOTAL ASSETS	**1 093 494**	**1 198 267**

Liabilities

	2002 In thousand €	2001 In thousand €
CAPITAL AND RESERVES	124 764	3 729
I | **Capital** (NOTE VIII)	**431 939**	**431 939**
A. Issued capital	431 939	431 939
II | **Share premium account**	**93**	**93**
V | **Loss carried forward (-) / Profit carried forward (+)**	**-307 723**	**-428 847**
VI | **Investment grants**	**455**	**544**
CREDITORS	968 730	1 194 538
VIII | **Amounts payable after more than one year** (NOTE X)	**656 523**	**826 669**
A. Financial debts	654 400	826 669
1. Subordinated loans	228 510	221 140
4. Credit institutions	185 920	305 529
5. Other loans	239 970	300 000
B. Trade debts	2 123	
1. Suppliers	2 123	
IX | **Amounts payable within one year** (NOTE X)	**264 630**	**328 118**
A. Current portion of amounts payable after more than one year	88 748	63 213
B. Financial debts	2 027	31 072
1. Credit institutions		26 000
2. Other loans	2 027	5 072
C. Trade debts	127 218	197 955
1. Suppliers	127 218	197 955
E. Taxes, remuneration and social security	46 438	35 507
1. Taxes	3 766	3 912
2. Remuneration and social security	42 672	31 595
F. Other amounts payable	199	371
X | **Accrued charges and deferred income** (NOTE XI)	**47 577**	**39 751**
TOTAL LIABILITIES	**1 093 494**	**1 198 267**

Income Statement
Presentation in vertical form

		2002 In thousand €	2001 In thousand €
I	**Operating income**	**1 043 111**	**891 572**
	A. Turnover	947 639	829 160
	C. Own construction capitalised	9 495	834
	D. Other operating income	85 977	61 578
II	**Operating charges**	**-874 787**	**-852 286**
	A. Raw materials, consumables and goods for resale	343 864	336 716
	1. Purchases	334 188	331 916
	2. Increase (-); Decrease (+) in stocks	9 676	4 800
	B. Services and other goods	231 953	247 094
	C. Remuneration, social security costs and pensions (NOTE XII, C2)	130 759	120 573
	D. Depreciation and other amounts written off on formation expenses, intangible and tangible fixed assets	155 729	133 266
	E. Increase (+); Decrease (-), in amounts written off on stocks, contracts in progress and trade debtors (NOTE XII, D)	5 747	12 820
	F. Increase (+); Decrease (-) in provisions for liabilities and charges (NOTE XII, E)		-1 190
	G. Other operating charges (NOTE XII, F)	6 735	3 007
III	**Operating profits (+) / Operating loss (-)**	**168 324**	**39 286**
IV	**Financial income**	**10 318**	**3 987**
	B. Income from current assets	9 174	2 442
	C. Other financial income (NOTE XIII, A)	1 144	1 545
V	**Financial charges**	**-54 183**	**-49 499**
	A. Interest and other debt charges	52 719	47 443
	C. Other financial charges (NOTE XIII, E)	1 464	2 056
VI	**Profit on ordinary activities before taxes (+)**	**124 459**	
	Loss on ordinary activities before taxes (-)		**-6 226**
VIII	**Extraordinary charges**	**-3 335**	**-711**
	A. Extraordinary depreciations of and extraordinary amount written off on formation expenses, intangible and tangible fixed assets	500	
	B. Amounts written off financial fixed assets	1 541	711
	D. Loss on disposal of fixed assets	1 294	
IX	**Profit for the period before taxes (+)**	**121 124**	
	Loss for the period before taxes (-)		**-6 937**
XI	**Profit for the period (+)**	**121 124**	
	Loss for the period (-)		**-6 937**
XIII	**Profit for the period available for appropriation (+)**	**121 124**	
	Loss for the period available for appropriation (-)		**-6 937**

APPROPRIATION ACCOUNT

	2002	2001
A. Loss to be appropriated	-307 723	-428 847
1. Profit for the period available for appropriation (+)	121 124	
Loss for the period available for appropriations (-)		-6 937
2. Loss brought forward (-)	-428 847	-421 910
D. Result to be carried forward		
2. Loss to be carried forward	307 723	428 847

Notes

2002

In thousand €

I Statement of Formation Expenses (HEADING 20 OF ASSETS)

	2002
Net book value as at the end of the preceding period	38
Movements during the period:	
• Depreciation (-)	-12
• Other	150
Net book value at the end of the period	**176**
detailing: Expenses of formation or capital increase, loan issue expenses and other formation expenses	176

2002

In thousand €

II Statement of Intangible Assets (HEADING 21 OF ASSETS)

	CONCESSIONS, PATENTS, LICENCES, A.O.	GOODWILL
a **Acquisition costs**		
At the end of the preceding period	537 892	2 490
Movements during the period:		
• Acquisitions, including produced fixed assets	55 606	
• Sales and disposals	-30	
• Transfers from one heading to another (+) (-)	15	
At the end of the period	593 483	2 490
c **Depreciation and amounts written down**		
At the end of the preceding period	152 369	2 490
Movements during the period:		
• Recorded	51 300	
• Written down after sales and disposals	-13	
At the end of the period	203 656	2 490
d **Net book value at the end of the period (a) - (c)**	**389 827**	**0**

Notes

2002

In thousand €

III Statement of Tangible Fixed Assets (HEADINGS 22/27 OF ASSETS)

	Land and Buildings (Heading 22)	Plant, Machinery and Equipment (Heading 23)	Furniture and Vehicles (Heading 24)	Other Tangible Assets (Heading 26)
a | Acquisition cost				
At the end of the preceding period	202 356	401 454	80 905	14 364
Movements during the period:				
• Acquisitions including produced fixed assets	38 899	35 173	11 436	4 174
• Sales and disposals (-)	-318	-5 076	-2 219	-1
At the end of the period	240 937	431 551	90 122	18 537
c | Depreciation and amounts written down				
At the end of the preceding period	83 203	145 539	40 375	5 127
Movements during the period:				
• Recorded	28 875	53 122	20 551	2 368
• Written down after sales and disposals (-)	-53	-2 988	-1 825	
• Transferts from one heading to another	165			
At the end of the period	112 190	195 673	59 101	7 495
d | Net book value at the end of the period (a) - (c)	**128 747**	**235 878**	**31 021**	**11 042**

2002

In thousand €

IV Statement of Financial Fixed Assets (HEADING 28 OF ASSETS)

	Affiliated Enterprises (Heading 280)	Other Enterprises (Heading 284)
1 | Participating interests and shares		
a | Acquisition cost		
At the end of the preceding period	34 750	
At the end of the period	34 750	
c | Depreciation and amounts written down		
At the end of the preceding period	11 866	
Movements during the period:		
• Recorded	1 541	
At the end of the period	13 407	
Net book value at the end of the period (a) - (c)	**21 343**	
2 | Amounts receivable	(Heading 281)	(Heading 285/8)
Net book value at the end of the preceding period	55 926	154
Movements during the period:		
• Additions	25 273	
Net book value at the end of the period	**81 199**	**154**

Notes

VI A Participating interests and other rights in other enterprises

Name, full address of the registered office and for an enterprise governed by Belgian law, the V.A.T. or national number	Rights held		Information from the most recent period for which annual accounts are available			
	Number	In %	Annual accounts	Currency	Capital and reserves *In thousand €*	Net result *In thousand €*
• MOBISTAR AFFILIATE SA Rue Colonel Bourg 149 1140 Evere, Belgium BE 420.959.016 Ordinary registered shares	64 301	100	31/12/01	€	613	-2 750
• MOBISTAR CORPORATE SOLUTIONS SA Rue Colonel Bourg, 149 1140 Evere, Belgium BE 465.098.568 Ordinary registered shares	900 000	100	31/12/02	€	-49 098	-20 636

VI Investments : other investments and deposits (Heading 51/53 of the assets)

	2002 *In thousand €*	2001 *In thousand €*
Term deposits with credit institutions falling due:	27 500	50 400
• less or equal to one month	27 500	50 400

VII Deferred charges and accrued income

(Analysis of heading 490/1 of assets if the amount is significant)

• Prepaid expenses	8 331
• Accrued income	6 629
• Financial income	119
• Deferred charges	52

Notes

2002

VIII Statement of Capital

	Amounts in thousand €	Number of shares
A | Capital		
1. Issued capital (HEADING 100 OF LIABILITIES)		
At the end of the preceding period	431 939	
At the end of the period	431 939	
2. Structure of the capital		
2.1. Different categories of shares		
• Ordinary shares	431 939	62 518 269
2.2. Registered shares and bearer shares		
• Registered		34 542 135
• Bearer		27 976 134
D | Commitments to issue shares		
2. Following the exercising of subscription rights		
• Number of outstanding subscription rights		797 953
• Amount of capital to be issued	27 250	
• Maximum number of shares to be issued		797 953

G | Shareholder structure of the company as at 31.12.2002 [1]	Number of shares	Percent
Wirefree Services Belgium	31 620 000	50.58%
Telindus Group	2 921 182	4.67%
Other registered shareholders	953	0.00%
Total of registered shares	**34 542 135**	**55.25%**
GIMV	2 095 317	3.35%
KBC Assurances	598 639	0.96%
KBC Banque	200 604	0.32%
Bruficom	2 539 182	4.06%
Gebema (ex-Ortelius N.V.)	190 101	0.30%
Cobema	2 510 740	4.02%
Cippar	1 709 468	2.74%
Regio	824 586	1.32%
Wallonie Télécommunications	1 600 317	2.56%
Wirefree Services Belgium	133 100	0.21%
Bearer shares held by the general public	15 574 080	24.91%
Total bearer shares	**27 976 134**	**44.75%**
Total shares	**62 518 269**	**100.00%**

[1] Based on received notifications until 30/01/2003.

Notes

2002

In thousand €

X Statement of amounts payable

A| Analysis by current portions of amounts initially payable after more than one year

	Amounts payable current portion not more than one year (heading 42)	Amounts payable current portion between one and five years (heading 17)	Amounts payable current portion over five years (heading 17)
Financial debts	88 748	425 890	228 510
1. Subordinated loans			228 510
4. Credit institutions	73 748	185 920	
5. Other loans	15 000	239 970	
Trade debts		2 123	
1. Suppliers		2 123	
TOTAL	**88 748**	**428 013**	**228 510**

B| Amounts payable

(Headings 17 and 42/48 of liabilities)

	Amount payable (or the portion thereof) guaranteed by real guarantees given or irrevocably promised by the enterprise on its own assets
Financial debts	**743 148**
1. Subordinated loans	228 510
4. Credit institutions	259 668
5. Other loans	254 970
TOTAL	**743 148**

C| Amounts payable for taxes, remuneration and social security

1. Taxes (heading 450/3 of liabilities)	
b. Non expired taxes payable	3 766
2. Remuneration and social security (heading 454/9 of liabilities)	
b. Other amounts payable relating to remuneration and social security	42 672

XI Accrued charges and deferred income

(Analysis of the heading 492/3 of liabilities if the amount is material)

Accrued interest charges	557
Deferred income	46 949
Other	71

Notes

	2002	2001
XII Operating Results		
C.1 | Employees recorded in the personnel register		
a. Total number at the closing date	1 630	1 735
b. Average number of employees in full-time equivalents	1 653.4	1 700.5
c. Number of actual working hours	2 736 917	2 728 791
	In thousand €	*In thousand €*
C.2 | Personnel charges (HEADING 62)		
a. Remuneration and direct social benefits	92 408	87 079
b. Employer's contribution for social security	28 370	25 263
c. Employer's premium for extra statutory insurance	4 082	3 382
d. Other personnel charges	5 887	4 849
e. Pensions	12	
D | Amounts written off (HEADING 631/4)		
1. Stocks and contracts in progress		
• write back (-)	-2 266	-1 995
2. Trade debtors		
• recorded	8 013	14 815
E | Provisions for liabilities and charges (HEADING 635/7)		
Decreases (-)		-1 190
F | Other operating charges (HEADING 640/8)		
Taxes related to operations	2 996	985
Other charges	3 739	2 022
G | Temporary personnel and persons placed at the disposal of the enterprise		
1. Total number at the closing date	403	492
2. Average number of employees in full-time equivalents	392.5	404
Number of actual working hours	350 592	396 070
Charges to the enterprise (In thousand €)	23 096	26 484

Notes

	2002 In thousand €	2001 In thousand €
XIII Financial results		
A | Other financial income (HEADING 752/9)		
Amount of subsidies granted by public authorities, credited to income for the period		
• Capital subsidies	89	287
Detail of other financial income classified under this heading, if material		
• Other financial income	1 007	1 086
• Exchange gains	48	172
E | Other financial charges (HEADING 652/9)		
Analysis of other charges under this heading, if material		
• Bank charges	541	831
• Other financial charges	896	965
• Exchange losses	27	260
XV Income taxes		
B | In so far as taxes of the current period are materially affected by differences between the profit before taxes and the estimated taxable profit		
• Disallowed expenses	6 504	
D | Status of deferred taxes		
1. Beneficial deferred taxes	279 592	
• Accumulated tax losses deductible from future taxable profits	279 592	
XVI Value added tax and taxes borne by third parties		
A | Value added tax charged during the period:		
1. to the enterprise (deductible)	155 623	181 661
2. by the enterprise	262 772	235 342
B | Amounts retained on behalf of third parties for:		
1. payroll withholding taxes	26 962	26 287

	2002 In thousand €
XVII Rights and commitments not accrued in the balance sheet	
Real guarantees, given or irrevocably promised by the enterprise on its own assets as security of debts and commitments	
Mortgages:	
• Book value of the immovable properties mortgaged	1 426
• Amount of the registration	2 479
Pledges of business	
• Amount of the registration	746 208

Information concerning important litigation and other commitments

1 | Bank guarantees issued on behalf of the company: KEUR 7,458.

2 | Financial instruments: the contracts intended to protect the company from interest rate fluctuations associated with loans had a nominal capital of KEUR 596,630 on 31 December 2002.

3 | For the requirements of the financing project and in order to guarantee the amounts due within the framework of this project (amounts due in principal, EUR 466 millions and EUR 300 millions, and in interests, decreased of any reimbursement), the company has granted securities to the syndicated banks as well as to FRANCE TELECOM and COGECOM, in the form of:

a. a pledge on receivables and insurance policies;
b. a mortgage of KEUR 2,479 in principal plus interests on the building in Charleroi;
c. a pledge on the business assets for the amount of KEUR 61,973 in principal plus interests;
d. a mortgage mandate of a maximum amount equal to 110% of the monetary value of the buildings that the company could acquire;
e. a mandate of pledge on the business assets to the amount of KEUR 384,235 and EUR 300 millions;

4 | Since 1997, certain municipalities and two provinces in Belgium have introduced local tax measures enabling them to levy taxes on GSM pylons, masts and antennas in their areas. Mobistar is contesting the legality of these taxes before the Council of State and the Courts of First Instance (Tax Chamber). In the light of these appeals and in accordance with the option chosen at the closure of the previous financial year, the total of the taxes recorded, with the addition of interest on overdue payments calculated at the legal rate, is entered under balance sheet assets and liabilities for a total of EUR 5.6 millions at the close of the year.

A brief description of the supplement retirement or survivors' pension plan in favor of the personnel or the executives of the enterprise and of the measures taken by the enterprise to cover the resulting charges.

The group runs a retirement pension scheme based on a set contribution that provides a supplement to the statutory pension for employees. This pension scheme is covered and financed by an insurance company as required by Belgian law.

Notes

XVIII Relationships with affiliated enterprises and enterprises linked by participating interests

	2002 In thousand €	2001 In thousand €
	AFFILIATED ENTERPRISES	
1. Financial fixed assets	**102 542**	**78 809**
• Investments	21 343	22 883
• Amounts receivable: Other	81 199	55 926
2. Amounts receivable	**34 690**	**32 207**
• Within one year	34 690	32 207
4. Amounts payable	**496 182**	**545 567**
• After one year	468 480	521 140
• Within one year	27 702	24 427
7. Financial results		
• From current assets	7 575	1 922
• From interest and debts	22 834	20 934

Statement on consolidated accounts

A. Information to disclose by every enterprise that is subject to the provision of the Company Law on the consolidated accounts of enterprises:
The enterprise has prepared and published consolidated accounts and a consolidated report.

B. Information to disclose by the reporting enterprise being a subsidiary or a joint subsidiary:
PARENT COMPANY : France Télécom / 6 place d'Alleray / 75 505 Paris Cedex 15 - France
Prepares consolidated accounts at the highest level.
The consolidated accounts can be obtained at the following address:
France Télécom / 6 place d'Alleray / 75 505 Paris Cedex 15 - France

Social report

I Statement of the persons employed

	2002			2001
	FULL-TIME	PART-TIME	TOTAL (T) OR TOTAL FULL-TIME EQUIVALENTS (FTE)	TOTAL (T) OR TOTAL FULL-TIME EQUIVALENTS (FTE)
A. Employees recorded in the personnel register				
1. During the financial period and preceding financial period				
Average number of employees	1 619.7	41.7	1 653.4 (ETP)	1 687.5 (ETP)
Number of actual working hours	2 691 196	45 721	2 736 917 (T)	2 860 610 (T)
Personnel charges (In thousand €)	129 388	1 371	130 759 (T)	120 573 (T)
Amount of the benefits in addition to wages			1 537 (T)	1 695 (T)
2. As at the closing date of the financial period				
a. Number of employees recorded in the personnel register	1 589	41	1 618.3	
b. By nature of the employment contract				
Contract of unlimited duration	1 570	41	1 599.3	
Contract of limited duration	19		19.0	
c. By sex				
Male	1 026	11	1 036.7	
Female	563	30	581.6	
d. By professional category				
Management personnel	32		32.0	
Employees	1 557	41	1 586.3	

B. Temporary personnel and persons placed at the disposal of the enterprise	TEMPORARY PERSONNEL	PERSONS PLACED AT THE DISPOSAL OF THE ENTERPRISE
During the financial period		
Average number of personnel employed	81.5	311
Number of actual working hours	164 192	186 400
Charges to the enterprise (In thousand €)	3 516	19 580

Social report

II List of personnel movements during the financial period

	2002		
	FULL-TIME	PART-TIME	TOTAL OF FULL-TIME EQUIVALENTS
A | Entrants			
a. Number of employed persons recorded in the personnel register during the financial period	108		108.0
b. By nature of the employment contract			
Contract of unlimited duration	88		88.0
Contract of limited duration	20		20.0
c. By sex and level of education			
Male:			
primary education	1		1.0
secondary education	25		25.0
higher non-university education	19		19.0
university education	23		23.0
Female:			
secondary education	23		23.0
higher non-university education	8		8.0
university education	9		9.0
B | Leavers			
a. Number of employed persons of which the date of termination of the contract has been recorded in the personnel register during the financial period	206	7	211.4
b. By nature of the employment contract			
Contract of unlimited duration	198	6	202.8
Contract of limited duration	8	1	8.6
c. By sex and level of education			
Male:			
primary education	1		1.0
secondary education	61	1	61.7
higher non-university education	34	4	37.3
university education	24		24.0
Female:			
primary education	1		1.0
secondary education	51	1	51.8
higher non-university education	23	1	23.6
university education	11		11.0
d. By reason of termination of contract			
Dismissal	103	4	106.2
Other reason	103	3	105.2

2002

III Statement concerning the implementation of measures stimulating employment during the financial period

	Number of employed persons involved: Number	In full-time equivalents	Financial profit In thousand €
Measures stimulating employment			
1 Measures generating financial profit [1]			
1.3. Full career interruption	8	8.0	11
1.4. Reduction of job performance (part-time career interruption)	8	8.0	18
1.6. Structural reduction of social security contributions	1 798	1 785.3	1 990
2 Other measures			
2.2. Successive employment contracts of limited duration	1	1.0	
2.4. Reduction of employe's social security contribution regarding law-wage workers	7	6.0	
Number of employees involved in one or more measures stimulating employment			
Total for the financial period	1 798	1 785.3	
Total for the previous financial period	26	26.0	

[1] Financial benefit to the employer regarding the incumbent or his substitute.

Accounting principles

1

Formation costs

The first formation costs and the costs related to increases in the issued capital are capitalised on the balance sheet at cost and amortised over five years, starting from the date of payment, on a linear basis. Exceptionally, 100% of the costs of the capital increase in the context of the stock market flotation in 1998 are borne in the 1998 financial year.

2

Intangible assets

The intangible assets are booked at cost value and are essentially comprised of the following capitalised costs and expenditures, including, if applicable, the fixed assets produced for use by the company: acquisition of the GSM network licence, acquisition of the UMTS licence, cost of the design and development of the network, permits, cost of licences, software development and goodwill.

The capitalised costs included in the intangible assets related to the acquisition of the GSM network licence are amortised on a linear basis over 15 years, the duration of the licence.

The UMTS licence also has a duration of 15 years and will be amortised on a linear basis over this period. The amortisation shall begin as from the commercial launch of the UMTS.

The other intangible assets are amortised on a linear basis over a period of three to five years, with the exception of the cost of the original design and the original development of the network, which has been entered in the results.

3

Tangible assets

The tangible assets are entered at cost value and are amortised on a linear basis pro rata temporis using the rates defined in the current Belgian tax law, which correspond to the life span of the assets concerned, as follows:

Constructions and installations on rented sites	10 to 20 years
Installations at site level	10 years
Mobile telephone equipment	3 to 8 years
Network equipment	8 years
Computer hardware	3 years
Other tangible equipment	3 to 15 years

The costs of regular maintenance and repairs are booked as expenses during the period in which they are incurred. Improvements to property are capitalised.

The loan costs relating to the purchase of fixed assets are activated and amortised according to the same pattern as the fixed assets in question.

4

Financial assets

Shareholdings, stocks and shares are recorded at their acquisition value.

Receivables are valued at their nominal value. Reductions in value on shareholdings, stocks and shares are booked in the case of long-term losses in value or depreciations. Receivables are reduced in value if their payment when due is wholly or partly uncertain or compromised.

5

Receivables

Receivables are recorded at their nominal value. Reductions in value on doubtful receivables are assessed taking into account the potential risk of non-recovery.

6

Stocks

Stocks include goods purchased for resale. Stock movements are recorded using the FIFO (First In – First Out) method. Inventories are recorded at the "lower of cost or market" value.

7

Cash (and cash equivalents)

Liquid assets and equivalents include cash deposits and fixed deposits of less than three months. They are booked at their nominal value. Foreign currencies are converted at the closing rate and profits and losses are recorded as operating income and expenses.

8

Deferred charges and accrued income

The deferred charges for assets include the expenses to be carried forward and the accrued income. The deferred charges for liabilities include accrued expenses and income to be carried forward.

9

Pensions

The group runs a retirement pension scheme based on a set contribution that provides a supplement to the statutory pension for employees. This pension scheme is covered and financed by an insurance company as required by Belgian law.

10

Financial instruments

The group concludes contracts with a view to protecting itself against the risk associated with fluctuations in interest rates on its loans. The premiums paid or received and the related profits and losses are carried forward on the contract period and are registered as interest income and expenses.

11

Acknowledgement of income and expenses

Income and expenses are registered at the moment they are generated, regardless of their payment or collection.

Income derived from services is declared when it is acquired. Invoices for these services are issued on a monthly basis throughout the entire month. Revenues not invoiced in the invoicing cycle at the end of the month are estimated on the basis of traffic and recorded at the end of the month. Payments received in advance are carried forward and included on the balance sheet under deferred income.

12

Taxes on income

The company is subject to corporation tax in accordance with Belgian legislation governing income tax. Beneficial deferred taxes, which are the result of temporary differences in the declaration of income and expenses, are not acknowledged.

13

Foreign currency transactions

Foreign currency transactions are converted into € at the rates in force at the time of the transaction. Receivables and debts booked in foreign currencies on the date of the balance sheet are adjusted in order to reflect the exchange rates effective at this time. These adjustments are acknowledged in the profit and loss account to the extent that Belgian accounting laws permit.

Report of the joint Statutory Auditors

to the annual general meeting of shareholders of Mobistar sa on the financial statements for the year ended december 31, 2002

In accordance with the legal and statutory regulations, we report to you on the performance of the audit mandate which has been entrusted to us.

We have audited the financial statements for the year ended December 31, 2002 which have been prepared under the responsibility of the Board of Directors and which show a balance sheet total of € 1,093,494,012 and a profit for the year of € 121,123,893. We have also carried out specific additional audit procedures required by law.

Unqualified audit opinion on the financial statements with explanatory paragraph

Our examination has been conducted in accordance with the auditing standards of the Institute of Company Auditors ("Institut des Reviseurs d'Entreprises/Instituut der Bedrijfsrevisoren"). Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement taking into account the Belgian legal and regulatory requirements with respect to financial statements.

In accordance with those standards, we considered the company's administrative and accounting organisation as well as its internal control procedures. Company officials have responded clearly to our requests for information and explanations. We have examined, on a test basis, the evidence supporting the amounts and disclosures included in the financial statements. We have assessed the accounting policies, the significant accounting estimates made by the company and the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, taking into account the applicable legal and regulatory requirements, the financial statements give a true and fair view of the company's assets, liabilities and financial position as of December 31, 2002, and of the results of its operations for the year then ended. The information provided in the notes to the financial statements is adequate.

Although the Company has incurred significant losses, the financial statements have been drafted under the assumption of going concern. This assumption is only justified as long as the Company will continue to receive financial support from its shareholders or has access to other financial resources. Without putting into question the unqualified opinion mentioned above, we would like to draw the attention on the directors' report where, in accordance with the Belgian law requirements, the Board of Directors has justified the application of the accounting policies under the going concern principle. The financial statements have not been adjusted with regard to the valuation and classification of certain balance sheet items that could be necessary in case the Company would not be able to continue its activities.

Additional certifications

We supplement our report with the following certifications which do not modify our audit opinion on the financial statements :

> the directors' report includes the information required by law and is consistent with the financial statements;

> without prejudice to certain formal aspects of minor importance, the accounting records are maintained and the financial statements have been prepared in accordance with the legal and regulatory requirements applicable in Belgium;

> no transactions have been undertaken or decisions taken in violation of the Company's statutes or Company Law which we would have to report to you. The appropriation of the results proposed to you complies with the legal and statutory provisions.

Brussels, April 22, 2003

THE JOINT STATUTORY AUDITOR:

Ernst & Young Réviseurs d'Entreprises S.C.C. (B 160)
Statutory Auditor

represented by
Pol F. Fivez
Partner



represented by
Herman Van den Abeele
Partner



Consolidated accounts

2002

Consolidated balance sheet
After appropriation

Assets

	2002 *In thousand €*	2001 *In thousand €*
FIXED ASSETS	845 956	854 669
I **Formation expenses** (NOTE VII)	**1 895**	**2 763**
II **Intangible assets** (NOTE VIII)	**394 222**	**388 937**
III **Positive consolidation differences** (NOTE XII)	**12 016**	**13 557**
IV **Tangible assets** (NOTE IX)	**437 658**	**449 246**
A. Land and buildings	128 894	119 253
B. Plant, machinery and equipment	266 656	280 149
C. Furniture and vehicles	31 066	40 607
E. Other tangible assets	11 042	9 237
V **Financial assets** (NOTE I and X)	**165**	**166**
B. Other enterprises	165	166
2. Amounts receivable	165	166
CURRENT ASSETS	197 324	312 568
VII **Stocks and contracts in progress**	**11 975**	**19 385**
A. Stocks	11 975	19 385
4. Goods purchased for resale	11 975	19 385
VIII **Amounts receivable within one year**	**140 094**	**223 559**
A. Trade debtors	120 736	203 839
B. Other amounts receivable	19 358	19 720
IX **Investments**	**27 500**	**50 400**
B. Other investments	27 500	50 400
X **Cash at bank and in hand**	**1 022**	**4 313**
XI **Deferred charges and accrued income**	**16 733**	**14 911**
TOTAL ASSETS	**1 043 280**	**1 167 237**

Liabilities

	2002 In thousand €	2001 In thousand €
CAPITAL AND RESERVES	68 913	-33 446
I **Capital**	**431 939**	**431 939**
A. Issued capital	431 939	431 939
II **Share premium account**	**93**	**93**
IV **Consolidated reserves** (NOTE XI)	**-363 574**	**-466 022**
VII **Investment grants**	**455**	**544**
PROVISIONS, DEFERRED TAX AND LATENT TAXATION LIABILITIES	47	47
IX A. **Provisions for liabilities and charges**	**47**	**47**
4. Other liabilities and charges	47	47
CREDITORS	974 320	1 200 636
X **Amounts payable after one year** (NOTE XIII)	**656 523**	**826 668**
A. Financial debts	654 400	826 668
1. Subordinated loans	228 510	221 140
4. Credit institutions	185 920	305 528
5. Other loans	239 970	300 000
B. Trade debts	2 123	
1. Suppliers	2 123	
XI **Amounts payable within one year** (NOTE XIII)	**268 915**	**332 326**
A. Current portion of amounts payable after one year	88 748	63 213
B. Financial debts		26 000
1. Credit institutions		26 000
C. Trade debts	130 017	200 575
1. Suppliers	130 017	200 575
E. Amounts payable regarding taxes, remuneration and social security	49 907	42 112
1. Taxes	4 004	4 567
2. Remuneration and social security	45 903	37 545
F. Other amounts payable	243	426
XII **Accrued charges and deferred income**	**48 882**	**41 642**
TOTAL LIABILITIES	**1 043 280**	**1 167 237**

Consolidated income statement

Analysis of operating results by type

		2002 *In thousand €*	2001 *In thousand €*
I	**Operating income**	**1 033 650**	**881 400**
	A. Turnover (NOTE XIV, A)	997 512	865 774
	C. Fixed assets - own construction	9 495	834
	D. Other operating income	26 643	14 792
II	**Operating charges**	**-879 398**	**-865 088**
	A. Raw materials, consumables and goods for resale	343 529	336 458
	1. Purchases	333 853	330 233
	2. Increase (-); and decrease (+) in stocks	9 676	6 225
	B. Services and other goods	218 788	241 252
	C. Remuneration, social security costs and pensions (NOTE XIV, B)	137 794	133 302
	D. Depreciation of and other amounts written off on formation expenses, intangible and tangible fixed assets	162 375	137 642
	E. Increase (+); Decrease (-) in amounts written off on stocks, contracts in progress and trade debtors	8 110	13 178
	F. Increase (+); Decrease (-) in provisions for liabilities and charges		-1 190
	G. Other operating charges	7 261	3 735
	I. Amounts written down on positive consolidation differences	1 541	711
III	**Operating profit (+)/Operating loss (-)**	**154 252**	**16 312**
IV	**Financial income**	**4 028**	**2 097**
	B. Income from current assets	2 882	546
	C. Other financial income	1 146	1 551
V	**Financial charges**	**-54 037**	**-49 532**
	A. Interest and other debt charges	52 503	47 324
	D. Other financial charges	1 534	2 208
VI	**Profit on ordinary activities before taxation (+)**	**104 243**	
	Loss on ordinary activities before taxation (-)		**-31 123**
VIII	**Extraordinary charges**	**-1 794**	
	A. Extraordinary depreciation of and amounts written off on formation expenses, intangible and tangible fixed assets	500	
	E. Loss on disposal of fixed assets	1 294	
IX	**Profit for the financial period before taxation (+)**	**102 449**	
	Loss for the financial period before taxation (-)		**-31 123**
XI	**Income taxes**	**-1**	**655**
	A. Income taxes	-1	
	B. Adjustment of income taxes and write-back of tax provisions		655
XII	**Profit for the financial period (+)**	**102 448**	
	Loss for the financial period (-)		**-30 468**
XIV	**Consolidated profit (+)**	**102 448**	
	Consolidated loss (-)		**-30 468**
	B. Share of the group	102 448	-30 468

Notes on the consolidated accounts

I List of the consolidated subsidiary companies and companies included using the equity method

Name, full address of registered office and, for companies governed by Belgian law, the VAT number or the national number	Method used*	Proportion of capital held (in %)
• Mobistar Corporate Solutions SA Rue Colonel Bourg 149 1140 Evere - Belgium / BE 465.098.568	F	100
• Mobistar Affiliate SA Rue Colonel Bourg 149 1140 Evere - Belgium / BE 420.959.016	F	100

* F: Full consolidation

V Consolidated criteria and changes in the consolidation scope

A. Information and the criteria governing the application of full consolidation, proportional consolidation and the equity method as well as those cases in which these criteria are departed from, and justification for such departures (Pursuant to Article 165, I. of the Royal Decree of 30 january 2001 in implementation of Company Law).

1. Criteria governing the implementation of the full consolidation method.
   a. The participating interests in companies controlled by Mobistar directly or indirectly are subject to full consolidation.
   b. Full consolidation is a method that consists in adding, item by item, the various components of the balance sheet and profit and loss accounts of the consolidated companies, after a contingent restatement aimed at standardising the accounting principles and booking methods and after the elimination of the reciprocal assets and liabilities and of results achieved within the group.
2. Consolidation scope
   The consolidation scope encompasses the parent company (MOBISTAR S.A.), MOBISTAR CORPORATE SOLUTIONS, and MOBISTAR AFFILIATE (formerly DEBITEL BELGIUM), subsidiary companies at 100%.

VI Accounting principles and deffered taxes calculation method:

See page 66.

Notes on the consolidated accounts

2002

In thousand €

VII Statement of formation expenses (HEADING 20 OF THE ASSETS)

Net carrying values as at the end of the preceding period	2 763
Movements of the period:	
• Depreciation (-)	-1 018
• Other	150
Net carrying value at the end of the period,	**1 895**
of which: Expenses of formation or capital increase, loan issue expenses and other formation costs	1 895

2002

In thousand €

VIII Statement of intangible assets (HEADING 21 OF THE ASSETS)

	RESEARCH AND DEVELOPMENT EXPENSES	CONCESSIONS, PATENTS, LICENCES, ETC.	GOODWILL
A. Acquisition costs			
As at the end of the preceding period	7 350	538 081	2 490
Movements during the period:			
• Acquisitions, including fixed assets, own production	2 161	55 668	
• Sales and disposals		-30	
• Transfers from one heading to another		15	
At the end of the period	9 511	593 734	2 490
C. Depreciation and amounts written down			
As at the end of the preceding period	4 024	152 470	2 490
Movements during the period:			
• Recorded	1 214	51 328	
• Written down after sales and disposals		-13	
At the end of the period	5 238	203 785	2 490
D. Net carrying value at the end of the period (a) - (c)	**4 273**	**389 949**	**0**

Notes on the consolidated accounts

2002

In thousand €

IX Statement of tangible fixed assets (HEADING 22 TO 27 TO THE ASSETS)

	LAND AND BUILDINGS (HEADING 22)	PLANT, MACHINERY AND EQUIPMENT (HEADING 23)	FURNITURE AND VEHICLES (HEADING 24)	LEASING AND OTHER SIMILAR RIGHTS (HEADING 25)	OTHER TANGIBLE ASSETS (HEADING 26)
A. | Acquisitition costs					
As at the end of the preceding period	202 462	429 218	82 946	4	14 523
Movements during the period:					
• Acquisitions, *including* fixed assets, own construction	38 962	46 071	11 444		4 174
• Sales and disposals (-)	-318	-5 089	-2 219		-1
At the end of the period	241 106	470 200	92 171	4	18 696
C. | Depreciation and amounts written down					
As at the end of the preceding period	83 209	149 069	42 339	4	5 286
Movements during the period:					
• Recorded	28 891	57 464	20 592		2 368
• Written down after sales and disposals (-)	-53	-2 989	-1 826		
• Transferts from one heading to another	165				
At the end of the period	112 212	203 544	61 105	4	7 654
D. | Net carrying value at the end of the period (a) - (c)	**128 894**	**266 656**	**31 066**	**0**	**11 042**

In thousand €

X Statement of financial fixed assets (HEADING 28 OF THE ASSETS)

	OTHER ENTERPRISES (HEADING 285/8)
2. | Amounts receivable	
Net carrying value at the end of the preceding period	166
Movements during the period:	
• Reimbursements (-)	-1
Net carrying value at the end of the period	**165**

Notes on the consolidated accounts

XI Statement of consolidated reserves (HEADING 9910 OF LIABILITIES)

	2002 In thousand €	2001 In thousand €
Consolidated reserves at the end of the preceding period	-466 022	-435 553
Movements during the period:		
• Shares of the group in the consolidated income (+) (-)	102 448	-30 469
Consolidated reserves at the end of the financial period	**-363 574**	**-466 022**

XII Statement of consolidation differences and differences resulting from the application of the equity method (HEADING 9920 OF THE ASSETS)

	2002 In thousand € Consolidation differences - Positive
Net carrying value at the end of the preceding period	13 557
Movements during the period:	
• Write-downs (-)	-1 541
Net carrying value at the end of the period	**12 016**

XIII Statement of amounts payable

(HEADINGS 17 AND 42/48 OF LIABILITIES)

In thousand €

	Amounts payable with a residual term of not more than one year (heading 42)	Amounts payable with a residual term of between one and five years (heading 17)	Amounts payable with a residual term of over five years (heading 17)
A. Analysis of the amounts originally payable after one year according to their residual term			
Financial debts	88 748	425 890	228 510
1. Subordinated loans			228 510
4. Credit institutions	73 748	185 920	
5. Other loans	15 000	239 970	
Trade debts		2 123	
1. Suppliers		2 123	
TOTAL	**88 748**	**428 013**	**228 510**

In thousand €

B. Amounts payable, or the portion thereof, which are guaranteed by real guarantees given or irrevocably promised on the assets of the enterprises included in the consolidation

(HEADINGS 17 AND 42/48 OF THE LIABILITIES)

Financial debts	743 148
1. Subordinated loans	228 510
4. Credit institutions	259 668
5. Other loans	254 970
TOTAL	**743 148**

Notes on the consolidated accounts

XIV Result

		2002	2001
A.2. Aggregate turnover of the group in Belgium (HEADING 70 OF THE INCOME STATEMENT)		997 512	865 774
B.11. Average number of persons employed	(in units)	1 744	1 835
• Employees		1 744	1 835
B.12. Personnel charges (HEADING 62 OF THE INCOME STATEMENT)			
• Rémunérations and social charges		137 794	133 302
B.13. Average number of persons employed in Belgium by enterprises of the group	(in units)	1 744	1 835

XV Rights and commitments not reflected in the balance sheet

	2002 In thousand €
A.2. Amount of real guarantees, given or irrevocably promised by the enterprises included in the consolidation on their own assets, as security for debts and commitments of enterprises included in the consolidation	748 687

C. Significant litigation and other significant commitments

1. Bank guarantees issued on behalf of the company: KEUR 7,458.
2. Financial instruments: the contracts intended to protect the company from interest rate fluctuations associated with loans had a nominal capital of KEUR 596,630 on 31 December 2002.
3. For the requirements of the financing project and in order to guarantee the amounts due within the framework of this project (amounts due in principal, EUR 466 millions and EUR 300 millions, and in interests, decreased of any reimbursement), the company has granted securities to the syndicated banks as well as to FRANCE TELECOM and COGECOM, in the form of:
   a. a pledge on receivables and insurance policies;
   b. a mortgage of KEUR 2,479 in principal plus interests on the building in Charleroi;
   c. a pledge on the business assets for the amount of KEUR 61,973 in principal plus interests;
   d. a mortgage mandate of a maximum amount equal to 110% of the monetary value of the buildings that the company could acquire;
   e. a mandate of pledge on the business assets to the amount of KEUR 384,235 and EUR 300 millions;
4. Since 1997, certain municipalities and two provinces in Belgium have introduced local tax measures enabling them to levy taxes on GSM pylons, masts and antennas in their areas. Mobistar is contesting the legality of these taxes before the Council of State and the Courts of First Instance (Tax Chamber). In the light of these appeals and in accordance with the option chosen at the closure of the previous financial year, the total of the taxes recorded, with the addition of interest on overdue payments calculated at the legal rate, is entered under balance sheet assets and liabilities for a total of EUR 5.6 millions at the close of the year.

Notes on the consolidated accounts

XVI Relationships with affiliated enterprises and enterprises linked by participating interests but not included in the consolidation

	2002 *In thousand €*	2001 *In thousand €*
2. **Amounts receivable**	**11 788**	**9 627**
Within one year	11 788	9 627
4. **Amounts payable**	**493 206**	**541 045**
After one year	468 480	521 140
Within one year	24 726	19 905
7. **Financial results**		
Income from current assets	1 244	39
Interest and other debt charges	22 834	20 934

Accounting principles for the consolidated accounts

1

Formation costs

The first formation costs and the costs related to increases in the issued capital are capitalised on the balance sheet at cost and amortised over five years, starting from the date of payment, on a linear basis. Exceptionally, 100% of the costs of the capital increase in the context of the stock market flotation in 1998 are borne in the 1998 financial year.

2

Intangible assets

The intangible assets are booked at cost value and are essentially comprised of the following capitalised costs and expenditures, including, if applicable, the fixed assets produced for use by the company: acquisition of the GSM network licence, acquisition of the UMTS licence, cost of the design and development of the network, permits, cost of licences, software development and goodwill.

The capitalised costs included in the intangible assets related to the acquisition of the GSM network licence are amortised on a linear basis over 15 years, the duration of the licence.

The UMTS licence also has a duration of 15 years and will be amortised on a linear basis over this period. The amortisation shall begin as from the commercial launch of the UMTS.

The other intangible assets are amortised on a linear basis over a period of three to five years, with the exception of the cost of the original design and the original development of the network, which has been entered in the results.

3

Tangible assets

The tangible assets are entered at cost value and are amortised on a linear basis pro rata temporis using the rates defined in the current Belgian tax law, which correspond to the life span of the assets concerned, as follows:

Constructions and installations on rented sites	10 to 20 years
Installations at site level	10 years
MAN infrastructure (cables)	15 years
MAN connections (boxes / cabling)	5 years
Customer premises equipment (Router / modem)	3 years
Mobile telephony equipment	3 to 8 years
Network equipment	8 years
Computer hardware	3 years
Other tangible equipment	3 to 15 years

The costs of regular maintenance and repairs are booked as expenses during the period in which they are incurred. Improvements to property are capitalised.

The loan costs relating to the purchase of fixed assets are activated and amortised according to the same pattern as the fixed assets in question.

4

Consolidation differences

The consolidation difference created in 2001, at the time of the acquisition of 80% of the titles of the subsidiary Mobistar Affiliate, is amortised on a linear basis over ten years.

5

Financial assets

Shareholdings, stocks and shares are recorded at their acquisition value.

Receivables are valued at their nominal value. Reductions in value on shareholdings, stocks and shares are booked in the case of long-term losses in value or depreciations. Receivables are reduced in value if their payment when due is wholly or partly uncertain or compromised.

6

Receivables

Receivables are recorded at their nominal value. Reductions in value on doubtful receivables are assessed taking into account the potential risk of non-recovery.

7

Stocks

Stocks include goods purchased for resale. Stock movements are recorded using the FIFO (First In – First Out) method. Inventories are recorded at the "lower of cost or market" value.

8

Cash (and cash equivalents)

Liquid assets and equivalents include cash deposits and fixed deposits of less than three months. They are booked at their nominal value. Foreign currencies are converted at the closing rate and profits and losses are recorded as operating income and expenses.

9

Deferred charges and accrued income

The deferred charges for assets include the expenses to be carried forward and the accrued income. The deferred charges for liabilities include accrued expenses and income to be carried forward.

10

Pensions

The group runs a retirement pension scheme based on a set contribution that provides a supplement to the statutory pension for employees. This pension scheme is covered and financed by an insurance company as required by Belgian law.

11

Financial instruments

The parent company concludes contracts with a view to protecting itself against the risk associated with fluctuations in interest rates on its loans. The premiums paid or received and the related profits and losses are carried forward on the contract period and are registered as interest income and expenses.

12

Acknowledgement of income and expenses

Income and expenses are registered at the moment they are generated, regardless of their payment or collection.

Income derived from services is declared when it is acquired. Invoices for these services are issued on a monthly basis throughout the entire month. Revenues not invoiced in the invoicing cycle at the end of the month are estimated on the basis of traffic and recorded at the end of the month. Payments received in advance are carried forward and included on the balance sheet under deferred income.

13

Taxes on income

Beneficial deferred taxes, which are the result of temporary differences in the declaration of income and expenses, are not acknowledged.

14

Foreign currency transactions

Foreign currency transactions are converted into € at the rates in force at the time of the transaction. Receivables and debts booked in foreign currencies on the date of the balance sheet are adjusted in order to reflect the exchange rates effective at this time. These adjustments are acknowledged in the profit and loss account to the extent that Belgian accounting laws permit.

Cash Flow Statement Mobistar Consolidated

(In thousand €)

	2002	2001	2000
CASH FROM OPERATIONS			
Operating profit/loss for the period	154 252	16 312	-25 526
Depreciation and amortisation	164 419	138 353	103 458
Change in working capital	35 469	45 403	-43 252
OPERATING CASH FLOW	**354 140**	**200 068**	**34 680**
CASH FROM INVESTING ACTIVITIES			
Capital expenditures	-155 706	-368 995	-174 800
Financial assets	1	-12 642	-40
NET CASH FROM INVESTING ACTIVITIES	**-155 705**	**-381 637**	**-174 840**
CASH FROM FINANCING ACTIVITIES			
Increase in LT debt		289 533	144 844
Increase in ST debt			31 606
Capital increase		932	946
Share premium		93	
Financial income	4 028	2 096	4 647
Financing cash in	**4 028**	**292 654**	**182 043**
Capital subsidies	-89	-287	831
Decrease in LT debt	-146 733		
Decrease in ST debt	-26 000	-18 621	
Financial charges	-54 037	-49 532	-35 538
Financing cash out	**-226 859**	**-68 440**	**-34 707**
NET CASH FROM FINANCING ACTIVITIES	**-222 831**	**224 214**	**147 336**
EXTRAORDINARY CHARGES	**-1 794**		
CORPORATE TAXES	**-1**	**655**	
CHANGE IN CASH AND CASH EQUIVALENTS			
Cash & Equivalents at the beginning of the period	**54 713**	**11 413**	**4 237**
Cash & Equivalents at the end of the period	**28 522**	**54 713**	**11 413**
NET CHANGE IN CASH & EQUIVALENTS	**-26 191**	**43 300**	**7 176**
TOTAL CASH FLOW FOR THE PERIOD	-26 191	43 300	7 176

Auditor's report

to the annual general meeting of shareholders on the consolidated accounts of Mobistar sa for the year ended december 31, 2002

In accordance with the legal and statutory regulations, we report to you on the performance of the audit mandate which has been entrusted to us.

We have audited the consolidated financial statements for the year ended December 31, 2002 which have been prepared under the responsibility of the Board of Directors and which show a balance sheet total of € 1,043,279,976 and a profit for the year of € 102,448,472. We have also carried out specific additional audit procedures required by law.

Unqualified audit opinion on the consolidated financial statements with explanatory paragraph

Our examination has been conducted in accordance with the auditing standards of the Institute of Company Auditors ("Institut des Reviseurs d'Entreprises/Instituut der Bedrijfsrevisoren"). Those standards require that we plan and perform the audit to obtain reasonable assurance that the consolidated financial statements are free of material misstatement taking into account the Belgian legal and regulatory requirements with respect to consolidated financial statements.

In accordance with those standards, we considered the company's administrative and accounting organisation as well as its internal control procedures. Company officials have responded clearly to our requests for information and explanations. We have examined, on a test basis, the evidence supporting the amounts and disclosures included in the consolidated financial statements. We have assessed the accounting policies, the significant accounting estimates made by the company and the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, taking into account the applicable legal and regulatory requirements, the consolidated financial statements give a true and fair view of the company's assets, liabilities and financial position as of December 31, 2002, and of the results of its operations for the year then ended. The information provided in the notes to the consolidated financial statements is adequate.

Although the Company has incurred significant losses, the consolidated financial statements have been drafted under the assumption of going concern. This assumption is only justified as long as the Company will continue to receive financial support from its shareholders or has access to other financial resources. Without putting into question the unqualified opinion mentioned above, we would like to draw the attention on the consolidated directors' report where, in accordance with the Belgian law requirements, the Board of Directors has justified the application of the accounting policies under the going concern principle. The consolidated financial statements have not been adjusted with regard to the valuation and classification of certain balance sheet items that could be necessary in case the Company would not be able to continue its activities.

Additional certifications

We supplement our report with the following certifications which do not modify our audit opinion on the consolidated financial statements:

> the consolidated directors' report includes the information required by law and is consistent with the consolidated financial statements;

Brussels, March 28, 2002

THE JOINT STATUTORY AUDITOR:

Ernst & Young Réviseurs d'Entreprises S.C.C. (B 160)
Statutory Auditor

represented by
Pol F. Fivez
Partner



represented by
Herman Van den Abeele
Partner



For more information, please contact

Olivier Ysewijn / Head of Corporate Finance
For the shareholders and analysts
[illegible]

Thierry Bouckaert / Head of Corporate Communication
For the press
[illegible]

Financial and Legal Director
Martine Verluyten / Head of Finance

Responsible editor
Chris Van Roey / Head of External Communication

Concept & layout
Area Blu, Ideogram, Pomme Z

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Mobistar S.A.
Rue Colonel Bourg 149
B-1140 Brussels
Belgium
Tel. +32 2/745.71.11
Fax +32 2/745.70.00
[illegible]
RCB 599 402
TVA BE 456 810 810
Fortis 210-0233334-04

Mobistar Corporate Solutions S.A.
Rue Colonel Bourg, 149
B-1140 Brussels
Belgium
Tel. +32 2/745.80.00
Fax +32 2/745.80.50
[illegible]
RCB 632 155
TVA BE 465 098 568
BBL 310-1349400-22

Mobistar Affiliate S.A.
Rue Colonel Bourg, 149
B-1140 Brussels
Belgium
Tel. +32 2/745.71.11
Fax +32 2/745.70.00
[illegible]
RCB 430 191
TVA BE 420 959 016
Fortis 210-0233334-04

Key figures of 2002



MOBISTAR SHARE PRICE VERSUS MOBILE TELECOM INDICES - 2002
30
25
20
15
10
5
MOBISTAR SHARE PRICE
ING BARINGS MOBILE TELECOM INDEX (REBASED TO 2002)
ING BARINGS SMALL CAP MOBILE TELECOM INDEX (REBASED TO 2002)

Key figures (in €)	2002	2001
Shareholders net equity	68,813,464	-33,446,907
Shareholders net equity per share	1.10	-0.53
Number of shares end of the year	62,518,259	62,518,259
Mobistar stock market capitalisation end of year	1,418,539,324	1,147,210,236
Brussels Stock Exchange data		
Highest price	23.9	32.8
Lowest price	11.0	11.0
Price at the end of the year	22.7	18.4
Total volume for the period	9,037,449	7,862,332
Volume of transaction (in millions of €)	176	129
Price/equity ratio at the end of the year	20.6	-34.3



TOTAL REVENUE MOBILE ACTIVITIES
EBITDA FOR MOBILE ACTIVITIES
CUMULATED CAPITAL EXPENDITURES
MOBISTAR'S ACTIVE CUSTOMER BASE EVOLUTION
CONSOLIDATED NET INCOME

EBITDA: Earnings before Interest, Tax, Depreciation and Amortisation

Results of Operations

Consolidated financial statements (Mio €)	2002	2001	Variation (%)
Operating revenues			
Service revenues	946.1	796.3	18.8%
Handset sales	51.4	69.5	-26.0%
Total revenue	997.5	865.8	15.2%
Other revenues and capitalised production	36.2	15.6	132.1%
Total revenues	1033.7	881.4	17.3%
Operating charges			
Interconnection costs	216.4	188.3	15.2%
Cost of equipment and goods sold	127.2	150.2	-15.3%
Services and other goods	218.8	241.3	-9.3%
Remuneration, social security and pensions	137.8	133.3	3.4%
Depreciation and amortisation	162.4	137.6	18.0%
Bad debts, inventory and other provisions	8.1	12.0	-32.5%
Other operating charges	7.3	3.7	97.3%
Depreciation consolidation difference	1.5	0.7	114.3%
Total operating charges	879.5	865.1	1.7%
EBITDA	316.6	154.7	104.6%
EBITDA margin in % of service revenues	33.5%	19.5%	
EBIT (operating profit)	154.2	16.3	846.0%
Financial result	-50.0	-47.4	5.5%
Result from ordinary activities	104.2	-31.1	NS
Exceptional result	-1.8		NS
Result for the period before tax	102.4	-31.1	NS
Result for the period after tax	102.4	-30.5	NS

Balance sheet (Mio €)	31/12/2002	31/12/2001
Net fixed assets	846.6	854.7
Current assets	168.1	257.8
Cash	28.6	84.7
Total assets	1,043.3	1,197.2
Shareholders' equity	68.8	-33.5
Long term subordinated debt	228.5	221.9
Long term "senior" debt	425.9	604.8
Other long term debt	2.1	
Short term debt	88.7	89.2
Other short-term debt	229.2	284.9
Total liabilities	1,043.3	1,167.3

Cash flow (Mio €)	Financial year 2002	Financial year 2001
EBITDA	316.6	154.7
Capital expenditures	-158.6	-389.7 (1)
Change in working capital	35.5	45.4
Financial result	-50.0	-47.4
Cash flow (Free Cash Flow)	143.8	-317.0

(1) 220.1 Mio € excluding 3G license

Financial statements by activity (*) (Mio €)	Financial year 2002			Financial year [illegible]		
	Mobile	Fixed voice Data	Consolidated total	Mobile	Fixed voice Data	Consolidated total
Service revenues	877.9	73.2	946.1	742.4	58.8	796.3
Handset sales	49.9	1.5	51.4	67.8	1.8	69.5
Total revenue	927.8	74.7	997.5	811.3	57.5	865.8
EBITDA	313.7	3.1	316.6	173.6	-19.2	154.7
EBITDA margin in % of service revenues	35.7%	4.2%	33.5%	23.4%	-34.3%	19.5%
EBIT (operating profit)	158.6	-4.4	154.2	40.1	-23.8	16.3
Financial result	-42.3	-7.7	-50.0	-40.2	-7.2	-47.4
Exceptional result	-1.8		-1.8			
Result for the period before tax	114.5	-12.1	102.4	-0.2	-30.9	-31.1
Result for the period after tax	114.5	-12.1	102.4	0.5	-30.9	-30.5

(*) The financial information by activity for the financial year 2002 is presented before inter activity transactions. The corresponding information for the financial year 2001 has been provided for comparison.





Financial calendar

Annual results 2002

Press release:	27/02/2003
General Assembly:	07/05/2003
Half year results:	end of July 2003

mobistar
part of the Orange group

mobistar
part of the Orange group



Annual Report 2002

mobistar
part of the Orange group